1908-2008

100th ANNIVERSARY

F&M BANK CORP.

2007 ANNUAL REPORT



Dear Stockholder:

We have now entered our 100th year for Farmers & Merchants Bank and I think it is appropriate to take a moment to reflect on how significant an achievement this is. there were no computers, cell phones, televisions or radios that are now an afterthought in today's world. Automobiles and planes were just starting to be built and used. Yet a group of farmers and merchants in the Timberville area had the vision and drive to start a bank which would grow and prosper for more than 100 years. We should all be proud of our accomplishments and also thankful for the guidance provided by not only our founding fathers, but for the very loyal employees, management, directors and shareholders throughout the years. Managements' goal is to continue this guidance and vision so that Farmers & Merchants will be celebrating its 200th anniversary in the year 2108.

With that thought in mind, I am pleased to present the financial results for Farmers & Merchants Bank and F & M Bank Corp.

Net income for 2007 was $4.453 million or a decrease slightly of $76,000 (1.68%) over the prior year 2006. Earnings per share decreased from $1.90 to $1.89. Both our Return on Average Assets and Return on Average Equity at 1.17% and 11.53% were down, but still in line with our Peer Group. Loans Held for Investment increased by $7.719 million (2.5%) to $317.180 million. Deposits increased by $9.038 million (3.1%) to $298.560 million.

Credit quality remained good with charge offs at .11% of Loans Held for Investment in 2007; however this was an increase from .04% in 2006. Charge-offs in 2006 were the lowest in a number of years. The increase for 2007 was primarily related to one account in the medical field. Toward the end of last year and early 2008 the economy slowed, especially in the housing sector. Therefore, we have increased our monthly Allowance for Loan Loss contribution to help offset any potential increase in charge-offs because of the slowing economy.

Nonperforming assets increased to 1.11% of total assets, which is higher than it has been in the last few years. This increase is primarily related to two accounts, both of which are secured with real estate and are in the process of collection. I anticipate that both will be collected in the second quarter of 2008. Management has reviewed the balance of the nonperforming loans, and determined that they are primarily secured with real estate with little potential for losses. The Allowance for Loan Losses remained relatively steady at .54% of Loans Held for Investment, which is below our bank peer group; however, we feel it is adequate to cover any potential losses.

Dividends increased from $.82 to $.86 per share, an increase of 4.88%. In 2007 we paid out 45.60% of our earnings in dividends. This was a slight increase over 2006 and was the highest payout over the previous five years. Over the past few months we have seen financial stocks in general well below their highs in 2007, however F & M Bank Corp's stock price has held up well. We closed on December 31, 2007 at $31.05 with a high in 2007 of $33.95.

The new branches opened in 2006 showed significant growth in 2007. The Crossroads branch had an increase in loans of over $20 million and all three showed good deposit growth. As these branches continue to mature they will contribute significantly to the bottom line.

For 2008 we have a number of new products and services, two of which have already been launched. Platinum Rewards is a new checking account which pays a CD like rate to our customers and should also increase both our deposits and non interest income. We have also added ID Safe Choice to our Platinum checking accounts. This product helps to prevent identify theft for our customers, which unfortunately has become a large problem in today's society. Internally we are installing Branch Capture for processing of checks. Rather than having a courier pick up the daily work from a branch, it will be sent electronically to Timberville for processing. Later in the year we will also have Remote Capture, which will allow primarily business customers to process their deposit at their location and electronically send it to the bank. Both of these products have significant efficiency savings. Document Imaging is another product we are considering.

As I mentioned before, this is our 100th year and we have a number of events planned, along with some items to commemorate this occasion. Our history book is now available and can be picked up at any of our branches. Be on the lookout for various events, etc. throughout the year.

I want to thank everyone for your support not only for the last year, but for your support over the last 100 years. Many of our current shareholders are descendants of shareholders from our earlier years, and I think that is the cornerstone of what sets us apart from many of our competitors today. The philosophy of our founding fathers to help our local communities grow is still very important to us today. Farmers & Merchants truly has "Stood the Test of Time".

Dean W Withers

Dean W Withers
President/CEO

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Income Statement Data:					
Interest and Dividend Income	$ 24,635	$ 22,526	$ 19,878	$ 16,804	$ 16,683
Interest Expense	11,043	9,091	6,998	5,396	6,010
Net Interest Income	13,592	13,435	12,880	11,408	10,673
Provision for Loan Losses	270	240	360	240	226
Net Interest Income after Provision for Loan Losses	13,322	13,195	12,520	11,168	10,447
Noninterest Income	3,215	2,754	2,643	2,254	2,308
Securities Gains (Losses)	101	193	71	532	179
Noninterest Expenses	10,532	9,688	8,608	7,741	7,256
Income before Income Taxes	6,106	6,454	6,626	6,213	5,678
Income Tax Expense	1,653	1,925	1,846	1,863	1,666
Net Income	$ 4,453	$ 4,529	$ 4,780	$ 4,350	$ 4,012
Per Share Data:					
Net Income	$ 1.89	$ 1.90	$ 1.99	$ 1.80	$ 1.66
Dividends Declared	.86	.82	.78	.74	.70
Book Value	16.71	16.05	15.22	14.21	13.35
Balance Sheet Data:					
Assets	$ 386,727	$ 375,924	$ 346,328	$ 369,957	$ 309,126
Loans Held for Investment	317,180	309,461	277,398	248,972	211,231
Loans Held for Sale		-	3,528	47,150	-
Securities	36,614	37,373	34,921	38,800	61,230
Deposits	298,560	289,522	267,310	246,505	240,715
Short-Term Debt	12,743	11,717	14,345	57,362	6,389
Long-Term Debt	29,714	29,247	22,808	26,462	24,784
Shareholders' Equity	39,165	38,105	36,567	34,260	32,319
Average Shares Outstanding	2,360	2,386	2,404	2,414	2,418
Financial Ratios:					
Return on Average Assets[1]	1.17%	1.26%	1.34%	1.31%	1.29%
Return on Average Equity[1]	11.53%	12.13%	13.56%	13.11%	13.13%
Net Interest Margin	3.94%	4.17%	4.01%	3.82%	3.82%
Efficiency Ratio [2]	60.31%	57.45%	53.07%	54.02%	53.96%
Dividend Payout Ratio	45.60%	43.12%	38.70%	41.06%	42.17%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	10.05%	10.36%	9.86%	10.00%	9.86%
Allowance for Loan Losses to Loans[3]	.54%	.58%	.60%	.61%	.70%
Nonperforming Assets to Total Assets	1.11%	.58%	.20%	.63%	.52%
Net Charge-offs to Total Loans[3]	.11%	.04%	.07%	.09%	.10%

1 Ratios are primarily based on daily average balances.

2 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

3 Calculated based on Loans Held for Investment, excludes Loans Held for Sale.

Five Year Summary of Selected Financial Charts

Balance Sheet: Total Assets


$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0

	2003	2004	2005	2006	2007
■ Assets	$309,126	$369,957	$346,328	$375,924	$386,727

Balance Sheet: Loans Held For Investment


$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0

	2003	2004	2005	2006	2007
■ Loans	$211,231	$248,972	$277,398	$309,461	$317,180

Dividends Per Share


$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00

	2003	2004	2005	2006	2007
■ Dividends	$0.70	$0.74	$0.78	$0.82	$0.86

Earnings Per Share


$2.00
$1.95
$1.90
$1.85
$1.80
$1.75
$1.70
$1.65
$1.60
$1.55
$1.50
$1.45

	2003	2004	2005	2006	2007
■ Earnings	$1.66	$1.80	$1.99	$1.90	$1.89

Financial Ratios: Return on Average Assets


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%

	2003	2004	2005	2006	2007
■ Return	1.29%	1.31%	1.34%	1.26%	1.17%

Financial Ratios: Return on Average Equity


14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%

	2003	2004	2005	2006	2007
■ Return	13.13%	13.11%	13.56%	12.13%	11.53%

INSIDE OUR FIRST 100 YEARS

•	1908	Model T is marketed
•		Farmers & Merchants Bank opened for business on August 24
•	1909	Peary and Henson reach the North Pole
•		1st Annual Meeting-45 stockholders attended
•	1917-1919	World War I is fought
•	1929	Beginning of Great Depression
•		Bank remained open & never registered a yearly loss
•	1935	Social Security Act
•	1941	Japanese attack Pearl Harbor
•	1953	Color television approved by FCC
•		Present Timberville location opened
•	1956	Dow Jones Industrial closes above 500 for first time
•		Bank @ $5 million
•	1961-1963	Vietnam War
•	1963	John F. Kennedy assassinated
•	1965	Medicare and Medicaid enacted
•	1969	Neil Armstrong walks on moon
•	1973	Price of a barrel of oil increased from $1.50 to $11.56
•		Elkton Branch opened
•	1979	ESPN has first broadcast
•		Broadway Branch opened
•	1984	Macintosh personal computer released
•		Holding Company formed
•	1990	Germany is re-united
•		Elkton Plaza Branch opened
•	1991	First Gulf War
•	1992	World wide web used in homes for first time
•		Bank reached $100 million in assets
•	1995	First planet outside our own solar system is found
•		Bridgewater Branch opened
•	1999	Y2K scare
•		First female bank director
•	2001	Terrorist attacks on World Trade Center and Pentagon
•		Purchased Edinburg & Woodstock Branches, Bank reached $250 million in assets
•	2005	Hurricanes strike US including Katrina
•	2006	Pluto loses its status as planet
•		Port Road Luray & Crossroads Branches opened

The world and the United States have experienced turmoil, catastrophe, heartbreak and accomplishments in the past 100 years. When Farmers & Merchants Bank began in 1908, most people still traveled by true horsepower. Since then automobiles and air planes have carried us to any place on Earth and rockets have carried us to the moon. When the bank was chartered, women didn't yet have the right to vote in all states and at the federal level, people suffered from polio, the radio and television hadn't been invented and there were only 46 states in the Union. We have truly stood the test of time.

Notes from the First Meeting of the Board of Directors

March 11, 1908



Composition Book

[illegible]

2) [illegible] ... ahead.

3) On motion it was decided [illegible]

[illegible] M. E. [illegible] Minnick, A. S. Bowers [illegible] elected [illegible]

4) It was moved and seconded that [illegible] minimum amount [illegible] [illegible] the [illegible] and [illegible] Twenty Thousand dollars.

5) It was moved and seconded that [illegible] Committee [illegible] Committee on [illegible] Committee on Buildings, Committee on Furniture and Fixtures.

[illegible] Committee appointed on [illegible] was Jno. W. [illegible], E. M. Minnick, [illegible] M. E. [illegible].

[illegible] The Committee on [illegible] was [illegible] M. E. [illegible].

[illegible] The [illegible] on Furniture and Fixtures was E. E. Jones, Jno. [illegible] and M. A. [illegible].

9) On motion it was decided that [illegible] committee on [illegible] on the location [illegible] and [illegible] at the [illegible]

(10) It was moved and seconded that [illegible] and E. M. Minnick, be elected as a [illegible] Committee.

11) It was moved and seconded that J. W. Andis, A. S. Bowers, and E. M. Minnick, be elected as a Committee to correspond with applicants for cashiership.

12) On [illegible] President of the bank and E. M. Minnick Vice President.

13) On [illegible] was elected [illegible]

[illegible] On motion Geo. E. [illegible] of Harrisonburg was elected on the Board of Directors.

15 On motion the meeting adjourned [illegible] Mar. 18th 1908, at 1:00 o'clock P.M.

SERVICE ANNIVERSARIES



Larry Caplinger
35 Years



Ralph (Chuck) Foltz
25 Years



Lynette Wine
20 Years

RETIRED EMPLOYEES



Jean B. Coffman

Jean Coffman graduated from Broadway High and Dunsmore Business School. Prior to coming to work for the Bank, Jean worked at Aileen, Inc. She joined Farmers & Merchants Bank in June of 1986 as a part time teller, briefly working in the Broadway Office before transferring to Timberville. In February 1988, she changed to a full time teller in Timberville where she remained until her retirement the end of December 2007. Jean loves to travel and is very active in the Timberville Fire Department Auxiliary. Jean's family includes two sons and their families.



Margo S. Miller

Margo started her banking career in 1971 in the proof department and worked in the operations area of the bank until 1976 when she left to spend time with her family. She rejoined the bank from 1980 until 1984 as a part time teller. In April of 1992, Margo again returned as a full time teller. She continued in the teller area of the Timberville Office until her retirement in September, 2007. As senior teller, Margo was instrumental in training new tellers that joined the Bank.

IN MEMORY



We lost a well-loved coworker when Sheila Denise Fulk Owen passed away February 9, 2008. She was Assistant Vice President and had made many contributions to our bank during her 31-year career here. After many years as the assistant manager in the Bookkeeping Department, she had most recently been the Branch Specialist at our new Port Republic Road office in Harrisonburg working directly with customers. Her husband, Greg Owen of Harrisonburg, survives.



Peggy Ann Wakeman passed away January 7, 2008. She was the much-loved drive-through teller at our branch in Edinburg, and had been serving bank customers there since 1974 when the bank was Farmers Bank. Farmers & Merchants purchased that branch office in 2001 and was fortunate to have Peggy join our bank family then. Peggy is survived by two sons and eight grandchildren.



When our bank first expanded to Elkton in 1973, Welty H. Hensley joined our Board of Directors; he passed away on January 3, 2008. He was an Elkton native, and after serving in the U.S. Navy became a successful automobile dealer in Elkton and later a Realtor. He was very active in the community, serving as Mayor for four years and leading many community initiatives in Elkton and Rockingham County. He also authored the book "A History of Elkton" in 2004. He retired from our Board in 1995. He is survived by his wife Alice, his son and grandchildren.



Mary Sue Fahrney, retired Assistant Vice President, passed away on Dec. 2, 2007. She began her career with the bank in 1971 and worked full time for 35 years in various capacities in the Timberville and Broadway offices. Earlier in her career she had taught school. Her husband, Merlin Fahrney, survives.

DIRECTORS AND OFFICERS

DIRECTORS

THOMAS L. CLINE
President, Truck & Equipment Corp.
President, Mac Lease, Inc.

JOHN N. CRIST
Partner, Hoover Penrod, PLC-Attorneys

JULIAN D. FISHER
Chairman of the Board,
Farmers & Merchants Bank and
F & M Bank Corp.

ELLEN R. FITZWATER
Partner, Financial Manager, F & R Leasing, LLC

DANIEL J. HARSHMAN
Manager, Town of Edinburg

RICHARD S. MYERS
President, Dick Myers Automotive, Inc.

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

RONALD E. WAMPLER
Outside sales-Dick Myers Automotive, Inc.
Partner, Dove Ohio Farms, LLC. and
WWTD Ohio Farms, LLC
Retired Farmer

DEAN W. WITHERS
President, Farmers & Merchants Bank and
F & M Bank Corp.

OFFICERS

Julian D. Fisher
Chairman of the Board

Thomas L. Cline
Vice Chairman of the Board

Dean W. Withers
President and Chief Executive Officer

Larry A. Caplinger
Executive Vice President and
Secretary of the Board

Neil W. Hayslett
Executive Vice President and
Chief Financial Officer

Ellen C. Branner
Sr. Vice President/Human Resources

Stephanie E. Shillingburg
Sr. Vice President/Retail Services

Ralph C. Foltz, Jr.
Sr. Vice President/Operations

Curtis M. Arey
Sylvia T. Bowman
Carolyn J. Dove
Sally H. Erickson
Henry E. Hawkins
Jeffrey L. Lam
Susan K. Olson
Mary Sue Prophet
Kitty H. Purcell
Robert R. Reedy, Jr.
Edward A. Strunk
Vice Presidents

Deborah A. Andes
Carrie A. Comer
Kathy L. Grubbs
Joshua P. Hale
Mary Ellen Harrison
Teresa D. Helmick
Cathy M. Lindamood
Cynthia A. Sherman
Jacqueline M. Shifflett
Darlene K. Sites
Deborah D. Vance
Assistant Vice Presidents

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Received SEC
APR 0 7 2008
Washington, DC 20549

For fiscal year ended December 31, 2007
Commission file number: 0-13273

F & M BANK CORP.

(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)

(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Sarbanes Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,144,802 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on June 30, 2007 was approximately $68,633,664 based on the closing sales price of $32.00 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 1, 2008, there were 2,336,390 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 10, 2008 (the "Proxy Statement").

TABLE OF CONTENTS

PART I

PART I

Item 1. Business

General

F & M Bank Corp. (the "Company" or "we"), incorporated in Virginia in 1983, is a one-bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its two affiliates, Farmers & Merchants Bank (Bank) and TEB Life Insurance Company (TEB). Farmers & Merchants Financial Services, Inc. (FMFS) is a wholly owned subsidiary of Farmers & Merchants Bank.

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, and drive-in banking services. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides brokerage and other financial services to customers of Farmers & Merchants Bank.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Filings with the SEC

The Company files annual, quarterly and other reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC"). These reports are posted and are available at no cost on the Company's website, *www.farmersandmerchants.biz*, as soon as reasonably practicable after the Company files such documents with the SEC. The Company's filings are also available through the SEC's website at *www.sec.gov*.

Employees

On December 31, 2007, F & M Bank Corp., the Bank, TEB and FMFS had 137 full-time and part-time employees; including executive officers, loan and other banking officers, branch personnel, operations personnel and other support personnel. None of the Company's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company considers their employee relations to be excellent. No one employee devotes full-time services to F&M Bank Corp.

Competition

The Bank's offices face strong competition from numerous other financial institutions. These other institutions include large national and regional banks, other community banks, nationally chartered savings banks, credit unions, consumer finance companies, mortgage companies, loan production offices, mutual funds and life insurance companies. Competition for loans and deposits is affected by a variety of factors including interest rates, types of products offered, the number and location of branch offices, marketing strategies and the reputation of the Bank within the communities served.

Regulation and Supervision

General. The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System.

The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Corporation is complying with new SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in the Housing Equity Fund of Virginia II, III, IV, V, VII, VIII, IX, X, Historic Equity Fund I and Local & Historic Fund II. These funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not for the stockholders of F & M Bank Corp.

Payment of Dividends. The Company is a legal entity, separate and distinct from its subsidiaries. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company, as well as the payment of dividends by the Company to its respective shareholders.

The Bank is subject to various statutory restrictions on its ability to pay dividends to the Company. Under the current regulatory guidelines, prior approval from the Board of Governors of the Federal Reserve System is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the Bank or the Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines.

Bank regulatory agencies have the authority to prohibit the Bank or the Company from engaging in an unsafe or unsound practice in conducting their businesses. The payment of dividends, depending on the financial condition of the Bank, or the Company, could be deemed to constitute such an unsafe or unsound practice. Based on the Bank's current financial condition, the Company does not expect that any of these laws will have any impact on its ability to obtain dividends from the Bank.

*Capital Requirements.*The Federal Reserve has issued risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements, the Company and Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred shareholders' equity (including Trust Preferred Securities), less certain intangibles and other adjustments. The remainder ("Tier 2 capital") consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of the Company as of December 31, 2007 were 12.65% and 13.25%, respectively, exceeding the minimum requirements.

In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average adjusted assets) ("Tier 1 leverage ratio"). These guidelines provide for a minimum Tier 1 leverage ratio of 4% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. The Tier 1 leverage ratio of the Company as of December 31, 2007, was 9.34%, which is above the minimum requirements. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Gramm-Leach-Bliley Act. Effective on March 11, 2001, the Gramm-Leach-Bliley Act (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which will allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker; underwriting; dealing in or making markets in securities; and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

USA Patriot Act of 2001. In October, 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Northern Virginia which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcements' and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The continuing and potential impact of the Patriot Act and related regulations and policies on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Community Reinvestment The requirements of the Community Reinvestment Act are also applicable to the Bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

Item 1A. – Risk Factors

General economic conditions, either national or within the Company's local markets.

The Company is affected by general economic conditions in the United States and the local markets within which it operates. An economic downturn within the Company's markets, or the nation as a whole; a significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control could negatively impact the growth rate of loans and deposits, the quality of the loan portfolio, loan and deposit pricing and other key factors of the Company's business. Such negative developments could adversely impact the Company's financial condition and performance.

Changes in interest rates could affect the Company's income and cash flows.

The direction and speed of interest rate changes affects our net interest margin and net interest income. Typically, in a period of declining interest rates our net interest income is negatively affected in the short term as our interest earning assets (primarily loans and investment securities) reprice more quickly than our interest bearing liabilities (deposits and borrowings).

We attempt to mitigate this risk by maintaining a neutral position regarding the volume of assets and liabilities that mature or reprice during any period; however, interest rate fluctuations, loan prepayments, loan production and deposit flows constantly change and influence the ability to maintain a neutral position. Generally speaking, the Company's earnings will be more sensitive to fluctuations in interest rates the greater the variance in volume of assets and liabilities that mature and reprice in any period. Accordingly, the Company may not be successful in maintaining a neutral position and, as a result, the Company's net interest margin may be impacted.

The Company faces substantial competition that could adversely affect the Company's growth and/or operating results.

The Company operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, and have greater financial resources and lending limits.

There could be an adverse effects on the way in which we do business if we do not maintain our capital requirements and our status as a 'well-capitalized" bank.

The Bank is subject to regulatory capital adequacy guidelines. If the Bank fails to meet the capital adequacy guidelines for a "well-capitalized" bank, it could increase the regulatory scrutiny for the Bank and the Company; increase our FDIC insurance premiums, and could lead to a decline in the confidence that our customers have in us and a reduction in the demand for our products and services.

The inability of the Company to successfully manage its growth or implement its growth strategy may adversely affect the result of operations and financial conditions.

The Company may not be able to successfully implement its growth strategy if unable to identify attractive markets, locations or opportunities to expand in the future. The ability to manage growth successfully also depends on whether the Company can maintain capital levels adequate to support its growth, maintain cost controls, asset quality and successfully integrate any businesses acquired into the organization.

As the Company continues to implement its growth strategy by opening new branches it expects to incur increased personnel, occupancy and other operating expenses. The Company must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, the Company's plans to branch could depress earnings in the short run, even if it efficiently executes a branching strategy leading to long-term financial benefits.

The Company's exposure to operational risk may adversely affect the Company.

Similar to other financial institutions, the Company is exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

The Company's concentration in loans secured by real estate may adversely impact earnings due to changes in the real estate markets.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of the Company's loans are secured by real estate (both residential and commercial) in the Company's market area. A major change in the real estate market, resulting in deterioration in the value of this collateral, or in the local or national economy, could adversely affect the customers' ability to pay these loans, which in turn could impact the Company. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and the Company tries to limit its exposure to this risk by monitoring extensions of credit carefully. The Company cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact the Company or the businesses in which the Company is engaged.

The Company is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact the Company or its ability to increase the value of its business. Additionally, actions by regulatory agencies or significant litigation against the Company could cause it to devote significant time and resources to defending itself and may lead to penalties that materially affect the Company and its shareholders. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse to the Company and its shareholders.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the FASB, SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes can be hard to predict and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Item 1B. – Unresolved Staff Comments

The Company does not have any unresolved staff comments to report for the year ended December 31, 2007.

Item 2 - Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Luray Branch
700 East Main Street
Luray, VA 22835

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Port Road Branch
1085 Port Republic Road
Harrisonburg, VA 22801

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Crossroads Branch
80 Cross Keys Road
Harrisonburg, VA 22801

With the exception of the Edinburg Branch, Port Road Branch and the Luray Branch, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all locations, with the exception of Edinburg.

Through an agreement with Nationwide Money ATM Services, the Bank also operates cash only ATMs at five Food Lion grocery stores, one in Mt. Jackson, VA, four in Harrisonburg, VA, and one ATM at a convenience store in Edinburg, VA.

Item 3. Legal Proceedings

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of the Company during the fourth quarter of the period covered by this report.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both

Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Farmers & Merchants Bank
205 South Main Street
P.O. Box 1111
Timberville, VA 22853

Stock Performance

The following graph compares the cumulative total return to the shareholders of the Company for the last five fiscal years with the total return of the Russell 2000 Index and the SNL Bank Index, as reported by SNL Financial, LC, assuming an investment of $100 in the Company's common stock on December 31, 2002, and the reinvestment of dividends.



Total Return Performance
F & M Bank Corp.
Russell 2000
SNL Bank Index
Index Valu
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
F & M Bank Corp.	100.00	123.47	148.59	152.82	170.38	193.07
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL Bank Index	100.00	134.90	151.17	153.23	179.24	139.28

Recent Stock Prices and Dividends

Dividends to shareholders totaled $2,031,000 and $1,953,000 in 2007 and 2006, respectively. Regular quarterly dividends have been declared for fifty two consecutive quarters. Dividends per share increased 4.9% in 2007.

The ratio of dividends per share to net income per share was 45.60% in 2007, compared to 43.12% in 2006. The decision as to timing, amount and payment of dividends is at the discretion of the Company's Board of Directors. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns.

Stock Repurchases

As previously reported, on September 20, 2007, the Company's Board of Directors approved an increase in the number of shares of common stock that the Company can repurchase under the share repurchase program from 100,000 to 150,000 shares. Shares repurchased through the end of 2007 totaled 103,566 shares; of this amount, 30,597 shares were repurchased in 2007, at an average cost of $30.89 per share.

The number of common shareholders of record was approximately 1,714 as of March 1, 2008. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes were obtained from Davenport & Company and include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2007 Per Share Range			**2006 Stock Price Range**		
Quarter	**Low**	**High**	**Per Share Dividend**	**Low**	**High**	**Per Share Dividend**
1st	28.15	33.00	.21	25.75	28.60	.20
2nd	30.00	33.75	.21	27.10	30.00	.20
3rd	30.00	33.00	.22	27.50	30.00	.21
4th	31.00	33.25	.22	27.00	30.00	.21
Total			.86			.82

Item 6

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Income Statement Data:					
Interest and Dividend Income	$ 24,635	$ 22,526	$ 19,878	$ 16,804	$ 16,683
Interest Expense	11,043	9,091	6,998	5,396	6,010
Net Interest Income	13,592	13,435	12,880	11,408	10,673
Provision for Loan Losses	270	240	360	240	226
Net Interest Income after Provision for Loan Losses	13,322	13,195	12,520	11,168	10,447
Noninterest Income	3,215	2,754	2,643	2,254	2,308
Securities Gains (Losses)	101	193	71	532	179
Noninterest Expenses	10,532	9,688	8,608	7,741	7,256
Income before Income Taxes	6,106	6,454	6,626	6,213	5,678
Income Tax Expense	1,653	1,925	1,846	1,863	1,666
Net Income	$ 4,453	$ 4,529	$ 4,780	$ 4,350	$ 4,012
Per Share Data:					
Net Income	$ 1.89	$ 1.90	$ 1.99	$ 1.80	$ 1.66
Dividends Declared	.86	.82	.78	.74	.70
Book Value	16.71	16.05	15.22	14.21	13.35
Balance Sheet Data:					
Assets	$ 386,727	$ 375,924	$ 346,328	$ 369,957	$ 309,126
Loans Held for Investment	317,180	309,461	277,398	248,972	211,231
Loans Held for Sale		-	3,528	47,150	-
Securities	36,614	37,373	34,921	38,800	61,230
Deposits	298,560	289,522	267,310	246,505	240,715
Short-Term Debt	12,743	11,717	14,345	57,362	6,389
Long-Term Debt	29,714	29,247	22,808	26,462	24,784
Shareholders' Equity	39,165	38,105	36,567	34,260	32,319
Average Shares Outstanding	2,360	2,386	2,404	2,414	2,418
Financial Ratios:					
Return on Average Assets[1]	1.17%	1.26%	1.34%	1.31%	1.29%
Return on Average Equity[1]	11.53%	12.13%	13.56%	13.11%	13.13%
Net Interest Margin	3.94%	4.17%	4.01%	3.82%	3.82%
Efficiency Ratio[2]	60.31%	57.45%	53.07%	54.02%	53.96%
Dividend Payout Ratio	45.60%	43.12%	38.70%	41.06%	42.17%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	10.05%	10.36%	9.86%	10.00%	9.86%
Allowance for Loan Losses to Loans[3]	.54%	.58%	.60%	.61%	.70%
Nonperforming Assets to Total Assets	1.11%	.58%	.20%	.63%	.52%
Net Charge-offs to Total Loans[3]	.11%	.04%	.07%	.09%	.10%

1 Ratios are primarily based on daily average balances.

2 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

3 Calculated based on Loans Held for Investment, excludes Loans Held for Sale.

Item 7

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change. Following is a summary of the Company's significant accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either SFAS No. 5 or SFAS No. 114. Management's estimate of each SFAS No. 5 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Allowances for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Allowances are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific allowances are typically provided on all impaired commercial loans in excess of a defined threshold that are classified in the Special Mention, Substandard or Doubtful risk grades. The specific reserves are determined on a loan-by-loan basis based on management's evaluation the Company's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.

Allowance for Loan Losses (Continued)

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an annual impairment review and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill totaled $2,639,000 at January 1, 2002. The goodwill is not amortized but is tested for impairment at least annually. Based on this testing, there were no impairment charges for 2007 or 2006. Application of the non-amortization provisions of the Statement resulted in additional net income of $120,000, $120,000 and $181,000 for the years ended December 31, 2007, 2006 and 2005.

Core deposit intangibles are amortized on a straight-line basis over a ten year life. Core deposit intangible, net of amortization, amounted to $874,000 and $1,150,000 at December 31, 2007 and 2006, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over its estimated useful life.

Securities Impairment

The Company evaluates each of its investments in securities, debt and equity, under guidelines contained in SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. These guidelines require the Company to determine whether a decline in value below original cost is other than temporary. In making its determination, management considers current market conditions, historical trends in the individual securities, and historical trends in the overall markets. Expectations are developed regarding potential returns from dividend reinvestment and price appreciation over a reasonable holding period (five years) and current carrying values are compared to these expected values. Declines determined to be other than temporary are charged to operations and included in the gain (loss) on security sales. Such charges were $171,000 for 2007, $40,000 for 2006 and $119,000 for 2005.

<u>Overview</u>

The Company's net income for 2007 totaled $4,453,000 or $1.89 per share, down 1.68% from $4,529,000 or $1.90 a share in 2006. Return on average equity decreased in 2007 to 11.53% versus 12.13% in 2006, while the return on average assets decreased from 1.26% to 1.17%. The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments, non-recurring tax entries and non-cash amortization of acquisition intangibles were $4,389,000 in 2007 versus $4,632,000 in 2006, a decrease of 5.25%. Core profitability decreased as a result of costs associated with operating the three branches which opened in 2006 for a full year in 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

See page 10 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2007 to 2006	2006 to 2005
Prior Year Net Income Per Share	$ 1.90	$ 1.99
Change from differences in:		
Net interest income	.13	.28
Provision for credit losses	(.01)	.05
Noninterest income, excluding securities gains	.21	.05
Securities gains	(.04)	.05
Noninterest expenses	(.41)	(.48)
Income taxes	.11	(.04)
Total Change	(.01)	(.09)
Net Income Per Share	$ 1.89	$ 1.90

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest bearing liabilities. The net interest margin is the net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income.

Net interest income for 2007 was $13,592,000 representing an increase of $157,000 or 1.17%. A 4.31% increase in 2006 versus 2005 resulted in total net interest income of $13,435,000. In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 14), the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. This is referred to as tax equivalent net interest income.

Loans held for investment, expressed as a percentage of total earning assets, increased slightly in 2007 to 90.46% as compared to 90.40% in 2006. Tax equivalent income on earning assets increased $2,116,000, supported by the increase in loan income of $1,618,000.

During 2007, yields on earning assets increased .14%, primarily due to a .53% increase in the yield on consumer installment loans and a .89% increase in the yield on the investment portfolio. The increased yields on installment loans was primarily the result of growth in home equity loans which are tied to the prime rate of interest and the introduction of risk based pricing which was not fully reflected in 2006.

Costs of interest bearing liabilities continued to rise in 2007, increasing an additional .47% following an increase of .79% in 2006. The continued rise in interest costs resulted from competition for deposits which caused the bank to offer rate specials throughout most of the year to attract and retain deposits. In the fourth quarter of 2006 the Bank also introduced a tiered rate money market account with rates tied to the federal funds rate. This account was introduced to compete with other high yield accounts offered in the bank's primary service area.

The analysis on the next page reveals a decrease in net interest margin to 3.94% in 2007 primarily due to the minimal loan growth and the Federal Reserve's rate decrease during the fourth quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Average Balances, Yields and Rates[1]

	2007			2006			2005		
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS									
Loans:[2]									
Commercial	$ 98,027	7,629	7.78%	$ 87,343	$ 6,755	7.73%	$ 75,219	$ 4,852	6.45%
Real estate	185,383	12,415	6.70%	181,022	12,143	6.71%	170,480	10,409	6.11%
Installment	29,516	2,606	8.83%	25,867	2,147	8.30%	24,964	2,481	9.94%
Loans held for investment	312,926	22,650	7.24%	294,232	21,045	7.15%	270,663	17,742	6.56%
Loans held for sale	296	22	7.43%	140	9	6.43%	18,749	870	4.64%
Investment securities:[3]									
Fully taxable	23,743	1,341	5.65%	22,045	1,004	4.55%	22,733	780	3.43%
Partially taxable	7,116	488	6.86%	7,012	459	6.55%	7,035	466	6.62%
Tax exempt	287	14	4.88%	375	17	4.53%	375	18	4.80%
Total investment securities	31,146	1,843	5.92%	29,432	1,480	5.03%	30,143	1,264	4.19%
Interest bearing deposits in banks	1,821	123	6.75%	1,859	120	6.46%	3,867	97	2.51%
Federal funds sold	3,960	196	4.95%	1,298	64	4.93%	2,496	80	3.21%
Total Earning Assets	350,149	24,834	7.09%	326,961	22,718	6.95%	325,918	20,053	6.15%
Allowance for loan losses	(1,747)			(1,737)			(1,697)		
Nonearning assets	32,972			35,246			34,309		
Total Assets	$ 381,374			$ 360,470			$ 358,530		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand – interest bearing	$ 52,857	$ 1,172	2.22%	$ 40,833	581	1.42%	$ 38,872	$ 230	.59%
Savings	30,457	331	1.09%	37,954	446	1.18%	47,073	520	1.10%
Time deposits	168,005	7,819	4.65%	152,691	6,229	4.08%	129,773	4,054	3.12%
Total interest bearing deposits	251,319	9,322	4.00%	231,478	7,256	3.13%	215,718	4,804	2.23%
Short-term debt	11,040	502	4.55%	16,425	784	4.77%	30,687	1,032	3.36%
Long-term debt	26,940	1,219	4.52%	23,191	1,051	4.53%	27,026	1,162	4.30%
Total interest bearing liabilities	289,299	11,043	3.82%	271,094	9,091	3.35%	273,431	6,998	2.56%
Noninterest bearing deposits	46,465			44,395			45,230		
Other liabilities	6,975			7,645			4,456		
Total liabilities	342,739			323,134			323,117		
Stockholders' equity	38,635			37,336			35,413		
Total liabilities and stockholders' equity	$ 381,374			$ 360,470			$ 358,530		
Net interest earnings		$ 13,791			$ 13,627			$ 13,055	
Net yield on interest earning assets (NIM)			3.94%			4.17%			4.01%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.

The following table illustrates the effect of changes in volumes and rates.

	2007 Compared to 2006 Increase (Decrease)			2006 Compared to 2005 Increase (Decrease)		
	Due to Change in Average: Volume	Rate	Increase or (Decrease)	Due to Change in Average Volume	Rate	Increase or (Decrease)
Interest income:						
Loans held for investment	$ 1,337	$ 268	$ 1,605	$ 1,539	$ 1,853	$ 3,392
Loans held for sale	10	3	13	(863)	(7)	(870)
Investment securities:						
Taxable	77	260	337	(25)	203	178
Partially taxable	7	22	29	(1)	129	128
Tax exempt	(4)	1	(3)		5	5
Interest bearing deposits in banks	(2)	5	3	(50)	73	23
Federal funds sold	131	1	132	(38)	22	(16)
Total Interest Income	1,556	560	2,116	562	2,278	2,840
Interest expense:						
Deposits:						
Demand	171	420	591	12	339	351
Savings	(88)	(27)	(115)	(100)	26	(74)
Time deposits	625	965	1,590	715	1,460	2,175
Short-term debt	(257)	(25)	(282)	(479)	231	(248)
Long-term debt	170	(2)	168	(165)	54	(111)
Total Interest Expense	621	1,331	1,952	(17)	2,110	2,093
Net Interest Income	$ 935	$ (771)	$ 164	$ 579	$ 168	$ 747

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

Interest Income

Tax equivalent interest income increased $2,116,000 or 9.31% in 2007, after increasing 13.29% or $2,665,000 in 2006. Overall, the yield on earning assets increased .14%, from 6.95% to 7.09%. Loan growth continued during 2007, with average loans outstanding increasing $18,694,000 to $312,926,000. Real estate loans increased 2.41% and commercial loans increased 12.23%. Combined these categories accounted for over 80.5% of the total increase in year ending loans. The increase in real estate loans resulted as rates for loans that remain in the Bank's portfolio, primarily three and five year adjustable loans became more favorable as secondary market rates rebounded somewhat from their historic lows. This category includes residentially secured loans, as well as loans secured by commercial real estate. The increase in commercial loans resulted primarily from the rapid pace of residential development in the area.

Average total securities, yielding 5.92%, increased $1,714,000 during 2007. Proceeds from the sale and maturity of investment securities were reinvested in higher yielding instruments, both bonds and equity securities to take advantage of improved market yields. Income on loans held for sale totaled $22,000, as compared to the $9,000 during 2006. These are short-term real estate loan participations that have an average life of approximately fifteen days. The bank originally entered into this participation arrangement as a higher yielding alternative to federal funds sold. Due to the slow down in secondary market lending, there was very little activity on this participation commitment during 2007 or 2006.

Interest Expense

Interest expense increased $1,952,000 or 21.47% during 2007, which followed a 29.91% increase ($2,093,000) in 2006. The average cost of funds of 3.82% increased .47% compared to 2006. Average interest bearing liabilities increased $18,205,000 in 2007 following a decrease of $2,337,000 in 2006. This increase was primarily the result of an increase in time deposits. Average time deposits increased $15,314,000 or 10.03%, the expense associated with time deposits increased $1,590,000. Approximately $625,000 of this increase was the result of growth in volume of time deposits, while $965,000 of the increase was the result of the higher cost of funds (see table on page 14). Expense of long-term debt increased $168,000 in 2007 after a decrease of $111,000 in 2006. The increase in interest expense is primarily the result of the $3,749,000 increase in average debt outstanding for the year. The Company borrowed $10,000,000 in 2007 and $15,000,000 in 2006. Funds borrowed in both years were used to fund growth in the loan portfolio.

Noninterest Income

Noninterest income continues to be an increasingly important factor in maintaining and growing profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue. The Bank continues to enjoy increased revenue from its subsidiary Farmers & Merchants Financial Services (FMFS). Gross revenue for FMFS increased $53,000 in 2007. This increase resulted from higher levels of commissions from its partnerships in BI Investments, LLC and Bankers Insurance, LLC.

Exclusive of securities gains and losses, non-interest income increased 16.75% ($461,000) in 2007 following an increase of 4.19% in 2006. Investments in bank owned life insurance (BOLI) on officers of the Company resulted in tax-free income of $293,000 and $275,000 in 2007 and 2006. Investments in low income housing projects resulted in non-interest income of $227,000 in 2007 and $52,000 in 2006, an increase of $175,000. This increase is primarily the result of non-recurring state tax credits received on the Company's investment in one of its low income housing projects.

Securities transactions in 2007 resulted in gains of $101,000 after recognition of impairment write-downs totaling $171,000 on three holdings within the equities portfolio. This followed gain of $193,000 in 2006, which were net of a $40,000 write down on the investment in BI Investments, LLC. Although this investment is a minority interest, accounted for at cost, management determined that the losses generated during 2006 were unlikely to be recouped in the near future and recognized impairment in the investment under SFAS 115.

Noninterest Expense

Noninterest expenses increased from $9,687,000 in 2006 to $10,532,000 in 2007, an 8.72% increase. Salary and benefits increased 9.32% to $6,262,000 in 2007 and 18.95% in 2006. The 2007 increase resulted from additions to staff to support Bank growth and expansion, normal salary adjustments, increases in insurance and pension expenses. Occupancy and equipment expense increased 13.18% ($141,000) in 2007 and 21.47% in 2006 due to ATM upgrades, new vehicles, computer equipment and costs associated with three branch offices that were opened at various dates during 2006.

Other operating expense increased $170,000 in 2007, following a $22,000 decrease in 2006. Much of the increase was due to an increase in charitable contributions, data processing and legal fees. Although noninterest expenses in both 2007 and 2006 are higher than in previous years they continue to be substantially less than peer group averages. Total noninterest expense as a percentage of average assets totaled 2.76%, 2.69%, and 2.41%, in 2007, 2006 and 2005, respectively. Peer group averages have ranged between 3.00% and 3.25% over the same time period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and volume of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses increased from $240,000 in 2006 to $270,000 in 2007.

Actual net loan charge-offs were $359,000 in 2007 and $122,000 in 2006. Loan losses as a percentage of period ending loans held for investment totaled .11% and .04% in 2007 and 2006, respectively. Average losses continue at less than one-half that of the Bank's peer group average, which have ranged between .12% and .25% over the last three years.

Of the $359,000 in net charge-offs during 2007, $293,000 resulted from one commercial loan relationship that was considered impaired at year end. This loan resulted from a restructuring of several loans to several service related businesses that were non-performing. The restructured loan performed as agreed for approximately six months before deteriorating and becoming a non-performing asset. While there were deficiencies in collateral perfection, the principal reason for the impairment was poor management which resulted in a decline in the business (closure of two of the businesses) and a decrease in resale value. The remaining loan balance which was still carried at year end is fully reserved in the allowance for loan loss calculation as an impairment asset, pending the outcome of asset sales and bankruptcy proceedings. Funding of the allowance for loan losses has been increased for 2008 to account for the remaining loss that may be incurred and for the increased level of non-performing loans.

Balance Sheet

Total assets increased 2.87% during the year to $386,727,000, an increase of $10,803,000 from $375,924,000 in 2006. Earning assets increased 2.42% or $8,294,000 to $350,635,000 at December 31, 2006. Much of the increase in earning assets resulted from growth in the portfolio of loans held for investment which totaled $7,719,000 for 2007. Deposit growth for 2007 totaled $9,037,000 or 3.12%; which was sufficient to meet loan funding needs for the year. The Company continues to utilize its assets well with 90.67% of year-end assets consisting of earning assets.

Investment Securities

Average balances in investment securities increased 5.82% in 2007 to $31,146,000. This increase was in fully taxable segment of the investment portfolio. At year end, 8.90% of earning assets of the Company were held as investment securities to provide liquidity, as security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk. Portfolio yields averaged 5.92% for 2007, up from 5.03% in 2006. Average yields on the investment portfolio now exceed peer group averages primarily due to a lengthening of asset maturities within the bond portfolio of the Bank and additional investments in dividend yielding investments held by the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The composition of securities at December 31 was:

(Dollars in thousands)	2007	2006	2005
Available for Sale:[1]			
U.S. Treasury and Agency	$ 16,459	$ 18,945	$ 15,820
Municipal	250	369	365
Mortgage-backed[2]	5,411	2,506	3,510
Corporate bonds	2,426	2,437	2,354
Marketable equity securities	5,668	6,508	6,458
Total	30,214	30,765	28,507
Held to Maturity:			
U.S. Treasury and Agency	109	110	110
Corporate bonds			
Total	109	110	110
Other Equity Investments	6,291	6,498	6,304
Total Securities	$ 36,614	$ 37,373	$ 34,921

1 At estimated fair value.

2 Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2007 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations.

	Years to Maturity							
(Dollars in thousands)	Less than one		One to Five		Over Five			
	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale:								
U.S. Treasury, Agency	$ 3,315	4.73%	$ 11,092	5.27%	$ 2,052	6.00%	$ 16,459	5.25%
Municipal	125	4.42%	125	4.95%		%	250	4.68%
Mortgage-backed	1,201	4.34%		%	4,210	5.45%	5,411	5.10%
Corporate bonds	1,957	3.81%		%	469	10.21%	2,426	5.09%
Total	$ 6,598	4.38%	$ 11,217	5.27%	$ 6,731	5.95%	$ 24,546	5.20%
Debt Securities Held to Maturity:								
U.S. Treasury & Agency	$ 109	2.91%					109	2.91%
Total	$ 109	2.91%					$ 109	2.91%

Analysis of Loan Portfolio

The Company's portfolio of loans held for investment totaled $317,180,000 at December 31, 2007 compared with $309,461,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Commercial loans, including agricultural and multi family loans, decreased 2.10% during 2007 to $101,749,000. Real estate mortgages increased $2,190,000 (1.55%). Growth has included a variety of loan and collateral types including residential real estate, real development and commercial real estate loans to finance warehouse and storefront properties. During 2007, the Bank also added to its business development lending staff with the addition of an experienced commercial lender that was hired from another local bank that had recently been merged into a larger institution. This officer has a loyal customer following and management anticipates that these customers will continue to convert over to the Bank over the next several years as borrowing needs arise.

Construction loans increased $4,632,000 or 9.93%, this increase is indicative of the relatively strong local real estate development market. The growth in construction loans within our portfolio was broadly diversified with loans to a variety of developers, including large multi-unit single family developments, single lot spec homes; and multifamily properties in various locations throughout our market area. The Bank also has loan participation arrangements with several other banks within the region to aid in diversification of the loan portfolio geographically, by collateral type and by borrower.

Consumer installment loans increased $2,782,000. This category includes personal loans, auto loans and other loans to individuals. While this category continues to suffer from strong competition by other providers of automobile financing, growth was achieved due to increases in home equity lines of credit and amortizing second mortgages. Throughout most of the year, the Bank offered special financing terms that included covering borrower closing costs or discounts on the initial interest rate for a period of time. Credit card balances increased $91,000 to $1,800,000 but are a minor component of the loan portfolio. The following table presents the changes in the loan portfolio over the previous five years.

(Dollars in thousands)	2007	2006	December 31 2005	2004	2003
Real estate – mortgage	$ 141,836	$ 137,595	$ 133,826	$ 147,281	$ 123,539
Real estate – construction	51,301	46,669	33,540	17,365	15,329
Consumer installment	18,772	15,990	16,435	20,006	19,630
Commercial	86,048	89,347	73,896	43,973	40,149
Agricultural	15,701	14,587	14,759	15,110	10,512
Multi-family residential	1,412	3,462	3,261	3,703	477
Credit cards	1,800	1,709	1,616	1,478	1,463
Other	310	102	65	56	132
Total Loans	$ 317,180	$ 309,461	$ 277,398	$ 248,972	$ 211,231

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2007:

(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 64,766	$ 83,176	$ 3,960	$ 151,902
Real Estate – mortgage	7,784	67,503	16,511	91,798
Real Estate – construction	35,636	15,607	58	51,301
Consumer – installment/other	9,149	10,581	2,449	22,179
Total	$ 117,335	$ 176,867	$ 22,978	$ 317,180
Loans with predetermined rates	$ 11,660	$ 19,572	$ 19,208	$ 50,440
Loans with variable or adjustable rates	105,675	157,295	3,770	266,740
Total	$ 117,335	$ 176,867	$ 22,978	$ 317,180

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 80% of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or ten year periods at a fixed rate or as a revolving line of credit.

Construction loans may be made to individuals, who have arranged with a contractor for the construction of a residence, or to contractors that are involved in building pre-sold, spec-homes or subdivisions. The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons; however, approximately 50% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers.

During recent years, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 5% and 8% annually depending on the location and type of property. Approximately 80% of the Company's loans are secured by real estate; however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages.

The Bank has identified loan concentrations of greater than 25% of capital in the following categories, poultry related, motel properties, churches, assisted living facilities and construction/development. While the Bank has not developed a formal policy limiting the concentration level to any particular loan type or industry segment, concentrations are monitored and reported to the board of directors quarterly. Concentration levels have been used by management to determine how aggressively they may price or pursue new loan requests. At December 31, 2007, there are no industry categories of loans that exceed 10% of total loans.

Nonaccrual and Past Due Loans

The following table shows loans placed in a nonaccrual status and loans contractually past due 90 days or more as to principal or interest payments.

			December 31,		
(Dollars in thousands)	2007	2006	2005	2004	2003
Nonaccruing loans	1,758	none	$ 63	$ 864	none
Loans past due 90 days or more	$ 2,585	$ 2,187	$ 632	$ 1,379	$ 1,614
Total	$ 4,343	$ 2,187	$ 695	$ 2,243	$ 1,614
Percentage of total loans	1.37%	.71%	.25%	.90%	.76%

Commercial loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time. Interest accruals are continued on past due, secured residential real estate loans and consumer purpose loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible. At December 31, 2007, 2006, and 2005, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended. At year end 2007, nonaccrual loans include three loan relationships, two of which are secured by real estate. Both of these loan relationships are in the process of collection. Management expects these loans will be paid off during the second quarter of 2008, with little or no loss.

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information which causes it to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2007, management is not aware of any potential problem loans which are not already classified for regulatory purposes or on the watch list as part of the Bank's internal grading system.

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, and pools of loans by type (commercial, residential, consumer, credit cards). Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $100,000 are reviewed individually for impairment under FAS 114. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under SFAS No. 5.

Loan pools are further segmented into watch list, past due over 90 days and all other. Watch list loans include loans that are 60 days past due and may include restructured loans, borrowers that are highly leveraged, loans that have been upgraded from classified or loans that contain policy exceptions (term, collateral coverage, etc.). Loss estimates on these loans reflect the increased risk associated with these assets due to any of the above factors. The past due pools contain loans that are currently 90 days or more past due. Loss rates assigned to these past due loans reflect the fact that these loans bear a significant risk of charge-off. Loss rates vary by loan type to reflect the likelihood that collateral values will offset a portion of the anticipated losses.

The remainder of the portfolio falls into pools by type of homogenous loans that do not exhibit any of the above described weaknesses. Loss rates are assigned based on historical rates over either the prior five year or prior two year period depending on the type of loan. A multiplier has been applied to these loss rates to reflect the time for loans to season within the portfolio and the inherent imprecision of these estimates.

All potential losses are evaluated within a range of low to high. An unallocated allowance has been established to reflect other unidentified losses within the portfolio. The unallocated allowance mitigates the increased risk of loss associated with fluctuations in past due trends, changes in the local and national economies, and other unusual events. The Board approves the loan loss provision for each quarter based on this evaluation. An effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $1,703,000 at December 31, 2007 is equal to.54 % of total loans held for investment. This compares to an allowance of $1,791,000 (.58%) at December 31, 2006. The overall level of the allowance remains well below the peer group averages. Management feels this is appropriate based on its loan loss history and the composition of its loan portfolio; the current allowance for loan losses is equal to approximately seven years of average loan losses. Based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio, management is of the opinion that the allowance for loan losses fairly states the estimated losses in the current portfolio.

Loan losses, net of recoveries, totaled $359,000 in 2007 which is equivalent to .11% of total loans outstanding. Over the preceding five years, the Company has had an average loss rate of .08% which is less than fifty percent of the loss rate of its peer group.

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2007	2006	2005	2004	2003
Balance at beginning of period	$ 1,791	$ 1,673	$ 1,511	$ 1,484	$ 1,477
Provision charged to expenses	270	240	360	240	226
Loan losses:					
Commercial	331	19	128	123	76
Installment	119	143	135	166	219
Real estate				7	
Total loan losses	450	162	263	296	295
Recoveries:					
Commercial	9	4	19	16	11
Installment	83	36	46	67	65
Real estate					
Total recoveries	92	40	65	83	76
Net loan losses	358	122	198	213	219
Balance at end of period	$ 1,703	$ 1,791	$ 1,673	$ 1,511	$ 1,484
Allowance for loan losses as a percentage of loans	.54%	58%	.60%	.61%	.70%
Net loan losses to loans outstanding	.11%	.04%	.07%	.09%	.10%

The Company has allocated the allowance according to the amounts deemed to be reasonably necessary to provide for the possibility of losses occurring within each of the loan categories as shown below. The allocation of the allowance as shown below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The following table shows the allocation of the allowance by loan type and the related outstanding loan balances to total loans.

(Dollars in thousands)

	2007		2006		2005		2004		2003	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$ 900	32%	$ 666	34%	$ 648	32%	$ 506	33%	$ 475	26%
Real estate	300	61%	300	61%	300	61%	280	59%	297	64%
Installment	428	7%	750	5%	650	7%	650	8%	638	10%
Unallocated	75	%	75		75		75		74	
Total	$ 1,703	100%	$ 1,791	100%	$ 1,673	100%	$ 1,511	100%	$ 1,484	100%

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2007 of 3.12%. Rates of interest increased throughout 2007. During 2007, the Bank advertised several certificate of deposit specials, ranging in term from six months to thirty-three months, designed to attract and retain deposits to fund loan growth and also to attract deposits in new markets. Also in 2007, the Bank began offering a tiered rate money market account to compete with other similar accounts within its market area.

The Bank has traditionally avoided brokered and large deposits believing that they were unstable and, thus not desirable. This has proven to be a good strategy as the local deposit base is very stable and small increases in rates above the competition have usually resulted in deposit gains in past years. The Bank has, on occasion, accepted certificates of deposit from other financial institutions at below market rates of interest. These funds have been used to meet loan demand or in some cases reinvested in certificates of deposit at other institutions which were offering above market rates. Certificates of deposit over $100,000 totaled $44,512,000 at December 31, 2007. The maturity distribution of these certificates is as follows:

(Dollars in thousands)	2007	2006
Less than 3 months	$ 17,376	$ 10,693
3 to 12 months	13,757	20,509
1 year to 5 years	13,379	14,193
Total	$ 44,512	$ 45,395

Non-deposit borrowings include repurchase agreements, federal funds purchased, Federal Home Loan Bank (FHLB) daily rate credit and long-term debt obtained through the FHLB. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank.

Borrowings from the Federal Home Loan Bank are used to support the Bank's mortgage lending program and allow the Bank to offer longer-term mortgages. The Bank borrowed $10,000,000 in 2007 and $15,000,000 in 2006. Quarterly installment payments on FHLB debt totaled $9,071,000 for the year. These loans carry an average rate of 4.40% at December 31, 2007.

Stockholder's Equity

Total stockholders' equity increased $1,060,000 or 2.78% in 2007. Earnings retained from operations were the primary source of the increase. As of December 31, 2007, book value per share was $16.71 compared to $16.05 as of December 31, 2006. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2007, the Company had Tier I capital of 12.65% of risk weighted assets and combined Tier I and II capital of 13.25% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by average total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2007, the Company reported a leverage ratio of 9.34%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. Rapid changes in short-term interest rates may lead to volatility in net interest income resulting in additional interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. The net interest margin decreased 23 BP in 2007 and increased 16 BP in 2006. Due to a slowing of the national economy and market turbulence related to the sub-prime mortgage lending crisis, the Federal Reserve began cutting short term interest rates in September 2007. By early February 2008 the short term Federal Funds rate had be reduced by 2.25%, including an "emergency" rate cut of .75% which occurred in January 2008.

Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2007 is acceptable; the Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. The Bank's membership in the Federal Home Loan Bank has historically provided liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2007. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates a liability sensitive one-year cumulative GAP position of (6.05%) of total earning assets, compared to (12.66%) in 2006. Approximately 36% of rate sensitive assets and 51% of rate sensitive liabilities are subject to repricing within one year. Short term assets (less than one year) increased $15,717,000 during the year, while total earning assets increased $8,294,000. Proceeds of maturing investment securities were reinvested in assets with final maturities of three to five years due to the improved yields available. Growth in the loan portfolio was concentrated in real estate loans which typically have an initial rate adjustment period of three to five years. Short term liabilities decreased $6,413,000, while total interest bearing liabilities increased only $3,135,000. This shortening of the liability portfolio is concentrated in the maturity distribution of certificates of deposit. Due to the relatively flat yield curve and the expectation of declining interest rates by the end of 2007, management chose to offer premium rates on certificate of deposit specials that are relatively short in duration (six to thirteen months). This resulted in the improvement in the negative GAP position in the one year time period, management believes that this allows better positioning which will allow greater flexibility in dealing with future rate decreases.

The following GAP analysis shows the time frames as of December 31, 2007, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans held for investment	$ 86,050	$ 31,285	$ 176,867	$ 22,978	$	$ 317,180
Investments securities	4,385	2,699	11,326	5,776	6,137	30,323
Interest bearing bank deposits	1,746	1,089	297			3,132
Total	92,181	35,073	188,490	28,754	6,137	350,635
Rate Sensitive Liabilities:						
Interest bearing demand deposits		20,236	30,315	5,039		55,590
Savings		5,643	16,928	5,643		28,214
Certificates of deposit						
$100,000 and over	17,477	13,657	13,378			44,512
Other certificates of deposit	35,718	42,457	42,315			120,490
Total Deposits	53,195	81,993	102,936	10,682		248,806
Short-term debt	9,811					9,811
Long-term debt	893	2,570	21,537	4,714		29,714
Total	63,899	84,563	124,473	15,396		288,331
Discrete Gap	28,282	(49,490)	64,017	13,358	6,137	62,304
Cumulative Gap	28,282	(21,208)	42,809	56,167	62,304	
As a % of Earning Assets	8.07%	(6.05)%	12.21%	16.02%	17.77%	

- In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run off. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter.

EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The adoption of EITF 06-04 will result in an adjustment to retained earnings and the creation of a liability of approximately $205,000.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The adoption of EITF 06-10 will result in an adjustment to retained earnings and the creation of a liability of approximately $223,000.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited.

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2007 and 2006:

Dollars in thousands			2007		
	Fourth	**Third**	**Second**	**First**	**Total**
Interest and Dividend Income	$ 6,208	$ 6,288	$ 6,176	$ 5,963	$24,635
Interest Expense	2,753	2,820	2,781	2,689	11,043
Net Interest Income	3,455	3,468	3,395	3,274	13,592
Provision for Loan Losses	90	60	60	60	270
Net Interest Income after Provision For Loan Losses	3,365	3,408	3,335	3,214	13,322
Non-Interest Income	765	891	895	765	3,316
Non-Interest Expense	2,695	2,706	2,596	2,535	10,532
Income before taxes	1,435	1,593	1,634	1,444	6,106
Income Tax Expense	333	468	497	355	1,653
Net Income	$ 1,102	$ 1,125	$ 1,137	$ 1,089	$ 4,453
Net Income Per Share	$ .47	$ .48	$ .48	$ .46	$ 1.89

			2006		
	Fourth	**Third**	**Second**	**First**	**Total**
Interest and Dividend Income	$ 6,079	$ 5,793	$ 5,519	$ 5,135	$22,526
Interest Expense	2,646	2,414	2,166	1,865	9,091
Net Interest Income	3,433	3,379	3,353	3,270	13,435
Provision for Loan Losses	60	60	60	60	240
Net Interest Income after Provision For Loan Losses	3,373	3,319	3,293	3,210	13,195
Non-Interest Income	852	805	713	576	2,946
Non-Interest Expense	2,587	2,479	2,387	2,234	9,687
Income before taxes	1,638	1,645	1,619	1,552	6,454
Income Tax Expense	492	482	484	467	1,925
Net Income	$ 1,146	$ 1,163	$ 1,135	$ 1,085	$ 4,529
Net Income Per Share	$ .49	$ .49	$ .47	$ .45	$ 1.90

F & M Bank Corp. and Subsidiaries

Consolidated Balance Sheets

ASSETS	December 31, 2007	December 31, 2006
Cash and due from banks (notes 3 and 13)	$ 8,705,518	$ 6,247,023
Interest bearing deposits (note 13)	3,131,865	2,004,782
Securities -		
Held to maturity - fair value of $110,000 in 2007 and in 2006 (note 4)	108,656	110,000
Available for sale (note 4)	30,213,677	30,765,145
Other investments (note 4)	6,291,348	6,498,089
Loans held for investment (notes 5 and 13)	317,179,613	309,461,302
Less allowance for loan losses (note 6)	(1,702,501)	(1,791,248)
Net Loans Held for Investment	315,477,112	307,670,054
Bank premises and equipment, net (note 7)	7,221,493	7,709,600
Interest receivable	1,931,976	1,876,649
Core deposit intangible (note 20)	873,816	1,149,758
Goodwill (note 20)	2,638,677	2,638,677
Bank owned life insurance (note 21)	6,005,311	5,958,372
Other assets	4,127,726	3,295,781
Total Assets	$ 386,727,175	$ 375,923,930
LIABILITIES		
Deposits:		
Noninterest bearing	$ 49,754,614	$ 45,290,649
Interest bearing:		
Demand	25,195,705	26,567,690
Money market accounts	30,393,490	21,303,401
Savings	28,213,641	32,350,856
Time deposits over $100,000 (note 8)	44,512,039	45,394,958
All other time deposits (note 8)	120,490,173	118,614,876
Total Deposits	298,559,662	289,522,430
Short-term debt (note 9)	12,743,051	11,716,929
Accrued liabilities	6,545,495	7,332,475
Long-term debt (note 10)	29,714,286	29,247,252
Total Liabilities	347,562,494	337,819,086
STOCKHOLDERS' EQUITY (NOTE 19)		
Common stock $5 par value, 6,000,000 and 3,000,000 shares authorized, 2,343,890 and 2,374,193 shares issued and outstanding, for 2007 and 2006, respectively	11,719,450	11,870,965
Capital surplus		
Retained earnings (note 17)	28,409,273	26,794,238
Accumulated other comprehensive income (loss)	(964,042)	(560,359)
Total Stockholders' Equity	39,164,681	38,104,844
Total Liabilities and Stockholders' Equity	$ 386,727,175	$ 375,923,930

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,		
	2007	2006	2005
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans held for investment	$22,560,401	$20,956,638	$17,662,593
Interest on loans held for sale	21,794	9,230	870,007
Interest on deposits and federal funds sold	319,048	184,482	176,239
Interest on debt securities	1,231,825	922,996	707,863
Dividends on equity securities	502,080	452,453	460,812
Total Interest and Dividend Income	24,635,148	22,525,799	19,877,514
INTEREST EXPENSE:			
Interest on demand deposits	1,171,782	581,331	230,320
Interest on savings deposits	331,218	445,925	520,298
Interest on time deposits over $100,000	2,304,597	1,897,235	1,022,153
Interest on all other time deposits	5,513,883	4,331,909	3,032,431
Total interest on deposits	9,321,480	7,256,400	4,805,202
Interest on short-term debt	501,932	783,820	1,030,865
Interest on long-term debt	1,219,489	1,050,761	1,161,860
Total Interest Expense	11,042,901	9,090,981	6,997,927
NET INTEREST INCOME	13,592,247	13,434,818	12,879,587
PROVISION FOR LOAN LOSSES (note 6)	270,000	240,000	360,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,322,247	13,194,818	12,519,587
NONINTEREST INCOME:			
Service charges on deposit accounts	1,209,972	1,196,688	1,044,244
Insurance and other commissions	368,990	311,234	288,089
Other operating income	1,342,851	971,293	1,059,625
Income on bank owned life insurance	293,271	274,548	250,998
Net gain on security transactions (note 4)	101,185	192,672	71,044
Total Noninterest Income	3,316,269	2,946,435	2,714,000
NONINTEREST EXPENSES:			
Salaries	4,737,325	4,272,028	3,565,776
Employee benefits (note 12)	1,524,208	1,455,836	1,249,559
Occupancy expense	598,598	517,008	427,353
Equipment expense	615,083	555,342	455,436
Amortization of intangibles (notes 2 and 20)	275,942	275,942	275,942
Other operating expenses	2,781,150	2,610,684	2,632,911
Total Noninterest Expenses	10,532,306	9,686,840	8,606,977
Income before Income Taxes	6,106,210	6,454,413	6,626,610
INCOME TAX EXPENSE (note 11)	1,653,124	1,925,073	1,846,257
NET INCOME	$ 4,453,086	$ 4,529,340	$ 4,780,353
PER SHARE DATA			
NET INCOME	$ 1.89	$ 1.90	$ 1.99
CASH DIVIDENDS	$ .86	$ .82	$ .78
AVERAGE COMMON SHARES OUTSTANDING	2,359,540	2,386,257	2,407,989

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE - December 31, 2004	12,057,705	$ 128,376	$ 22,273,119	$ (199,252)	$ 34,259,948
Comprehensive Income:					
Net income			4,780,353		4,780,353
Net change in other comprehensive income (note 2)				(379,710)	(379,710)
Total comprehensive Income					4,400,643
Tax benefit of ESOP dividends		27,977			27,977
Dividends on common stock			(1,878,100)		(1,878,100)
Stock sold to ESOP (2,900 shares)	14,500	58,000			72,500
Stock repurchased (12,404 shares)	(62,020)	(214,353)	(39,641)		(316,014)
BALANCE - December 31, 2005, as previously reported	12,010,185		25,135,731	(578,962)	36,566,954
Cumulative effect of initial adoption of SAB 108 (Note 2)			(296,881)		(296,881)
BALANCE - December 31, 2005, restated	12,010,185		24,838,850	(578,962)	36,270,073
Comprehensive Income:					
Net income			4,529,340		4,529,340
Net change in other comprehensive income (note 2)				18,603	18,603
Total comprehensive Income					4,547,943
Tax benefit of ESOP dividends		30,054			30,054
Dividends on common stock			(1,953,130)		(1,953,130)
Stock sold to ESOP (10,000 shares)	50,000	225,500			275,500
Stock repurchased (37,844 shares)	(189,220)	(255,554)	(620,822)		(1,065,596)
BALANCE - December 31, 2006	11,870,965		26,794,238	(560,359)	38,104,844
Comprehensive Income:					
Net income			4,453,086		4,453,086
Net change in other comprehensive income (note 2)				(403,683)	(403,683)
Total comprehensive Income					4,049,403
Dividends on common stock			(2,030,564)		(2,030,564)
Stock issued (294 shares)	1,470		8,082		9,552
Stock repurchased (30,597 shares)	(152,985)		(815,569)		(968,554)
BALANCE - December 31, 2007	11,719,450	$	$ 28,409,273	$ (964,042)	$ 39,164,681

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,453,086	$ 4,529,340	$ 4,780,353
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Gain on sale of securities	(101,185)	(192,672)	(71,044)
Depreciation	697,659	605,436	495,052
Accretion of securities	(111,489)	20,087	138,895
Net decrease (increase) in loans held for sale		3,528,233	43,621,733
Provision for loan losses	270,000	240,000	360,000
Provision for deferred taxes	(346,191)	(7,619)	(139,409)
(Increase) decrease in interest receivable	(55,326)	(509,769)	(136,052)
(Increase) decrease in other assets	(831,946)	(435,415)	21,281
Increase in accrued expenses	231,484	940,950	99,592
Amortization of limited partnership investments	722,041	381,532	321,109
Amortization of intangibles	275,942	275,942	275,942
Gain on sale of property and equipment	(68,904)		
Income from life insurance investment	(293,271)	(274,548)	(250,998)
Net Cash Provided by (Used in)Operating Activities	4,841,900	9,101,497	49,516,454
CASH FLOWS FROM INVESTING ACTIVITIES:			
(Increase) decrease in interest bearing bank deposits	(1,127,083)	223,485	7,002,435
Net (increase) decrease in federal funds sold		2,487,000	(1,470,000)
Purchase of securities held to maturity	(108,166)		-
Proceeds from maturities of securities held to maturity	110,000		
Proceeds from maturities of securities available for sale	22,499,667	3,185,832	2,747,598
Proceeds from sales of securities available for sale	2,172,552	14,993,465	14,335,748
Purchases of securities available for sale	(25,514,141)	(19,855,479)	(14,149,802)
Net increase in loans held for investment	(8,077,058)	(32,184,826)	(28,623,870)
Purchase of life insurance		(350,000)	
Purchase of property and equipment	(140,648)	(2,558,460)	(874,929)\
Proceeds from life insurance policy	246,332		
Construction in progress payments			(552,216)
Net Cash Used in Investing Activities	(9,938,545)	(34,058,983)	(21,585,036)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in federal funds purchased	370,000	2,562,000	
Net change in demand and savings deposits	8,044,854	(3,638,180)	2,149,716
Net increase in time deposits	992,378	25,850,833	18,654,839
Net change in short-term debt	656,122	(5,190,551)	(43,016,139)
Dividends paid in cash	(2,016,246)	(1,932,696)	(1,856,814)
Proceeds from long-term debt	10,000,000	15,000,000	5,000,000
Payments to repurchase common stock	(968,554)	(1,065,596)	(316,014)
Proceeds from issuance of common stock	9,552	275,500	72,500
Repayments of long-term debt	(9,532,966)	(8,560,990)	(8,653,275)
Net Cash Provided by Financing Activities	7,555,140	23,300,320	(27,965,187)
Net Increase (Decrease) in Cash and Cash Equivalents	2,458,495	(1,657,166)	(33,769)
Cash and Cash Equivalents, Beginning of Year	6,247,023	7,904,189	7,937,958
Cash and Cash Equivalents, End of Year	$ 8,705,518	$ 6,247,023	$ 7,904,189
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$10,801,426	$ 8,808,949	$ 6,804,334
Income taxes	1,155,000	1,500,000	1,270,000

The accompanying notes are an integral part of this statement

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. (the "Company"), through its subsidiary Farmers & Merchants Bank (the "Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham, Shenandoah and Page Counties in Virginia, and the adjacent counties of Augusta, Virginia and Hardy, West Virginia. Services are provided at eight branch offices. In addition, the Company offers insurance and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Farmers and Merchants Bank, the TEB Life Insurance Company and Farmers & Merchants Financial Services, Inc. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income. Also included in securities available for sale are marketable equity securities.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal income tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from some of the partnerships. Amortization of these investments are prorated based on the amount of benefits received in each year to the total estimated benefits over the life of the projects. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectibility of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual Loans

Commercial loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time. Interest accruals are continued on past due, secured residential real estate loans and consumer purpose loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Intangible Assets

Core deposit intangibles are amortized on a straight-line basis over ten years. Core deposit intangibles, net of amortization totaled $874,000 and $1,150,000 at December 31, 2007 and 2006, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over the estimated useful life.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 became effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an impairment review on an annual basis and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

Goodwill totaled $2,639,000 at December 31, 2007 and 2006. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2007, 2006 or 2005. Application of the non-amortization provisions of the Statement resulted in additional pre-tax net income of approximately $181,000 for the years ended December 31, 2007, 2006 and 2005.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not require correction. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has adopted SAB 108 and determined that an existing financial statement misstatement that had in the past been immaterial under the income statement method was now material under the balance sheet method. This misstatement relates to the income tax treatment of the amortization of goodwill related to branch purchases. As a result of the initial application of SAB 108, 2006 beginning retained earning was charged $296,881, the cumulative effect of the adoption of this standard. Had this standard been in effect during 2005 income tax expense would have been $61,424 more in both years and net income would have been $61,424 less in both years.

Pension Plans

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2007, 2006, and 2005 were $244,930, $245,175 and $232,369, respectively.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
Changes in:	2007	2006	2005
Adjustment for initial adoption of SFAS 158	$	$ (972,546)	$
Funded Status	531,150		
Tax effect	(180,591)	330,666	
Pension plan adjustment, net of tax	350,559	(641,880)	
Unrealized holding gains (losses) on available-for-sale securities	(1,041,606)	1,178,068	(485,937)
Reclassification adjustment for (gains) losses realized in income	(101,185)	(192,672)	(71,044)
Net unrealized gains (losses)	(1,142,791)	985,396	(556,981)
Tax effect	388,549	(324,913)	177,271
Unrealized holding gain (losses), net of tax	(754,242)	660,483	(379,710)
Net change in other comprehensive income	$ (403,683)	$ 18,603	$ (379,710)

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding. The Company had no potentially dilutive instruments during the three-year period ended December 31, 2007.

Derivative Financial Instruments and Change in Accounting Principle

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Under SFAS No. 133, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedging item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair value of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedging items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $25,000 for the years ended December 31, 2007 and 2006.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
U. S. Treasuries	$ 108,656	$	$	$ 108,656
December 31, 2006				
U. S. Treasuries	$ 110,000	$	$	$ 110,000

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
Government sponsored enterprises	$16,282,790	$ 175,751	$	$16,458,541
Mortgage-backed obligations of federal agencies	5,402,217	26,227	17,486	5,410,958
Marketable equities	6,619,988	363,337	1,315,135	5,668,190
Municipals	250,000		313	249,687
Corporate bonds	2,617,114		190,813	2,426,301
Total Securities Available for Sale	$31,172,109	$ 565,315	$ 1,523,747	$30,213,677
December 31, 2006				
Government sponsored enterprises	$18,902,335	$ 82,470	$ 39,846	$18,944,959
Mortgage-backed obligations of federal agencies	2,580,057		74,114	2,505,943
Marketable equities	6,275,911	478,144	246,332	6,507,723
Municipals	375,000		5,680	369,320
Corporate bonds	2,500,000		62,800	2,437,200
Total Securities Available for Sale	$30,633,303	$ 560,614	$ 428,772	$30,765,145

The amortized cost and fair value of securities at December 31, 2007, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 108,656	$ 108,656	$ 6,645,310	$ 6,597,585
Due after one year through five years			11,095,915	11,216,723
Due after five years			6,810,896	6,731,179
	108,656	108,656	24,552,121	24,545,487
Marketable equities			6,619,988	5,668,190
Total	$ 108,656	$ 108,656	$ 31,172,109	$ 30,213,677

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

There were no sales of debt securities during 2007, 2006, or 2005. Following is a table reflecting gains and losses on the sale of equity securities:

	2007	2006	2005
Gains	$ 343,944	$ 257,172	$ 375,247
Losses	242,759	64,500	304,203
Net Gains	$ 101,185	$ 192,672	$ 71,044

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $20,975,000 at December 31, 2007 and $20,575,000 at December 31, 2006.

Other investments consist of investments in eleven low-income housing and historic equity partnerships (carrying basis of $3,614,000) and stock in the Federal Home Loan Bank, and various other investments (carrying basis of $2,677,000). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2007. At December 31, 2007, the Company was committed to invest an additional $2,498,896 in four low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio includes fixed rate bonds, whose prices move inversely with rates, variable rate bonds and equity securities. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. In 2007, 2006, and 2005, the Company wrote down several equity investments because of price deterioration that was not expected to improve in the near term. Bonds deteriorate in value due to credit quality of the individual issuer and changes in market conditions. There are approximately 40 holdings in the current portfolio that have losses. These losses relate to market conditions and the timing of purchases.

A summary of these losses is as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2007						
Municipals	$	$	$ 249,000	$ (1,000)	$ 249,000	$ (1,000)
Mortgage backed obligations			1,687,000	(17,000)	1,687,000	(17,000)
Marketable equities	2,049,000	(782,000)	4,175,000	(724,000)	6,224,000	(1,506,000)
Total	$ 2,049,000	$ (782,000)	$ 6,111,000	$ (742,000)	$ 8,160,000	$ (1,524,000)
2006						
Government sponsored enterprises	$ 3,969,000	$ (24,000)	$ 14,976,000	$ (16,000)	$ 18,945,000	$ (40,000)
Municipals			369,000	(6,000)	369,000	(6,000)
Mortgage backed obligations			2,506,000	(74,000)	2,506,000	(74,000)
Marketable equities	542,000	(29,000)	4,342,000	(280,000)	4,884,000	(309,000)
Total	$ 4,511,000	$ (53,000)	$ 22,193,000	$ (376,000)	$ 26,704,000	$ (429,000)

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value.

The Company recognized an impairment of $171,000 and $40,000 in the carrying basis of its equity holdings in 2007 and 2006, respectively. These write downs were a result of management's evaluation and determination that these assets met the definition of other than temporary impairment under SFAS 115.

NOTE 5 LOANS:

Loans held for investment as of December 31:

	2007	2006
Real Estate		
Construction	$ 51,300,779	$ 46,669,495
Mortgage	143,248,260	141,057,875
Commercial and agricultural	101,749,009	103,932,624
Installment	18,771,600	15,989,949
Credit cards	1,799,630	1,709,268
Other	310,335	102,091
Total	$ 317,179,613	$ 309,461,302

At December 31, 2007 and 2006, the recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), totaled $2,748,000 and $3,901,000, respectively. All of these loans had a valuation allowance. The valuation allowance related to impaired loans on December 31, 2007 and 2006 is $682,000 and $475,000, respectively. For the years of 2007, 2006 and 2005, the average balances of impaired loans were $3,408,000, $3,552,000, and $3,917,000, respectively. The amount of interest income recorded by the Company during 2007, 2006 and 2005 on impaired loans was $247,000, $254,000, and $256,000, respectively. There were no nonaccrual loans excluded from impaired loan disclosure at December 31, 2007 or December 31, 2006.

The Company has pledged loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $143,662,000 and $177,023,000 as of December 31, 2007 and 2006, respectively. Prior to 2004, the Company pledged specific residential real estate loans to secure its borrowings from the FHLB. During 2005, the Company switched to a blanket lien on its entire residential real estate portfolio and also began pledging commercial and home equity loans.

Loans held for sale consists of the Bank's commitment to purchase up to $45,000,000 in residential mortgage loan participations. These loans are purchased as a 95% participation in loans that are warehoused by a bank in California. Loans are originated by a network of mortgage loan originators throughout the United States. The Bank receives certain loan documents daily for review, makes its purchase decision and wires funds to the bank in California. By contract terms, the Bank will hold these loans up to 60 days. The actual holding period of individual loans has ranged from 1 day to 56 days, with an average of 15 days during 2006 and 2007.

NOTE 5 LOANS (CONTINUED):

The commitment to purchase these loan participations was entered into in 2003, as a $30,000,000 commitment, but actual purchases were immaterial until March 2004. This program was entered into as an alternative to selling Federal Funds and other short-term investments. As demand within the program increased, the Bank recognized an opportunity to earn a return based on the spread between the participation interest received and the cost of borrowing daily rate credit from the FHLB. The volume of loans purchased fluctuates due to a number of factors including changes in secondary market rates, which affects demand for mortgage loans; the number of participating banks involved in the program; the number of mortgage loan originators selling loans to the lead bank and the funding capabilities of the lead bank.

Due to the slow down in the real estate markets there was very little activity related to this commitment during 2007. For the year there was only one advance made on this commitment totaling $10,000,000, funds were outstanding on this advance for a period of only 20 days.

Loans held for sale as of December 31:

	2007	2006
Real Estate	$ None	None

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

	2007	2006	2005
Balance, beginning of year	$ 1,791,248	$ 1,672,936	$ 1,510,860
Provision charged to operating expenses	270,000	240,000	360,000
Loan recoveries	91,620	39,998	65,204
Loans charged off	(450,367)	(161,686)	(263,128)
Balance, end of year	$ 1,702,501	$ 1,791,248	$ 1,672,936
Percentage of loans held for investment	.54%	.58%	.60%

NOTE 7 BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31 are summarized as follows:

	2007	2006
Land	$ 1,063,320	$ 1,158,038
Buildings and improvements	6,799,982	6,960,451
Furniture and equipment	4,563,762	4,528,774
	12,427,064	12,647,263
Less - accumulated depreciation	(5,205,571)	(4,937,663)
Net	$ 7,221,493	$ 7,709,600

Provisions for depreciation of $697,659 in 2007, $605,436 in 2006, and $495,052 in 2005 were charged to operations.

NOTE 8 TIME DEPOSITS (CONTINUED):

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$ 108,420,036
2009	42,454,797
2010	9,907,107
2011	1,506,615
Thereafter	2,713,657
Total	$ 165,002,212

NOTE 9 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at any Month End	Outstanding at Year End	Average Balance Outstanding	Weighted Average Interest Rate	Year End Interest Rate
2007					
Federal funds purchased	$ 2,932,000	$2,932,000	$ 494,066	5.26%	4.36%
FHLB daily rate credit	7,500,000		626,027	5.58%	4.40%
Securities sold under agreements to repurchase	10,957,095	9,811,051	9,920,289	4.40%	3.83%
Totals		$12,743,051	$ 11,040,382	4.51%	3.95%
2006					
Federal funds purchased	$ 2,562,000	$2,562,000	$ 985,529	5.59%	6.34%
Notes payable	304,333		36,969	5.19%	
FHLB daily rate credit	15,500,000		5,776,712	5.23%	4.98%
Securities sold under agreements to repurchase	10,685,742	9,154,929	9,662,850	4.42%	4.70%
Totals		$11,716,929	$ 16,462,060	4.77%	4.90%
2005					
Federal funds purchased	$ 9,857,990	$	$ 821,192	3.93%	n/a
Notes payable	184,830		31,929	6.51%	n/a
FHLB daily rate credit	43,500,000	4,500,000	22,342,466	3.55%	4.46%
Securities sold under agreements To repurchase	10,026,892	9,845,480	7,523,384	2.74%	3.99%
Totals		$14,345,480	$ 30,718,971	3.26%	4.14%

Repurchase agreements are secured transactions with customers and generally mature the day following the date sold. Federal funds purchased are unsecured overnight borrowings from other financial institutions. FHLB daily rate credit, which is secured by the loan portfolio is a variable rate loan that acts as a line of credit to meet financing needs. Margin borrowings which carry a variable rate are secured by investment securities and are used to finance equity acquisitions on a short term basis.

As of December 31, 2007, the Company had lines of credit with correspondent banks totaling $17,000,000, which may be used in the management of short-term liquidity.

NOTE 10 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) were $10,000,000 in 2007, $15,000,000 in 2006 and $5,000,000 in 2005. The interest rates on the notes payable are fixed at the time of the advance and range from 3.91% to 5.33%; the weighted average interest rate was 4.40% and 4.56% at December 31, 2007 and 2006, respectively. The balance of these obligations at December 31, 2007 was $29,714,286. The long-term debt is secured by qualifying mortgage loans owned by the Company.

The Company borrowed $3,000,000 of long-term debt in September 2002 from SunTrust Bank. Of this amount, $2,000,000 was used as contributed capital to the Bank, $900,000 was used to payoff a loan from the Bank for securities purchases and the balance was used for working capital needs. The outstanding balance at December 31, 2007 was $0. The interest rate was a floating rate of LIBOR plus 1.10%, adjustable monthly. Repayments of long-term debt are due either quarterly or semi-annually and interest is due monthly. Interest expense of $1,219,489, $1,050,760, and $1,161,860 was incurred on these debts in 2007, 2006, and 2005, respectively. The maturities of long-term debt as of December 31, 2007 are as follows:

2008	$ 3,464,286
2009	17,785,714
2010	1,428,571
2011	1,428,571
2012	892,857
Thereafter	4,714,287
Total	$ 29,714,286

NOTE 11 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2007	2006	2005
Current expense			
Federal	$ 1,999,315	$ 1,932,692	$ 1,985,666
Deferred benefit			
Federal	(61,390)	(7,619)	(139,409)
State	(284,801)		
Total Income Tax Expense	$ 1,653,124	$ 1,925,073	$ 1,846,257
Amounts in above arising from gains (losses) on security transactions	$ 21,232	$ 54,739	$ 41,367

The deferred tax effects of temporary differences are as follows:

	2007	2006	2005
LIH Partnership Losses	$ (95,210)	$ (17,589)	$ 26,653
Securities impairment	(27,724)	49,405	(5,817)
Local & Historic State Credits Recognized	(284,801)		
Provision for loan losses	30,108	(40,226)	(55,106)
Non-qualified deferred compensation	(10,268)	(25,666)	(18,043)
Depreciation	(44,906)	(62,246)	(27,320)
Core deposit intangible amortization	(33,113)	(33,113)	(33,113)
Pension expense	57,509	61,340	(29,968)
Goodwill tax amortization	61,424	61,424	
Other	790	(948)	3,305
Deferred Income Tax Expense (Benefit)	$ (346,191)	$ (7,619)	$ (139,409)

NOTE 11 INCOME TAX EXPENSE (CONTINUED):

The components of the deferred taxes as of December 31 are as follows:

	2007	2006
Deferred Tax Assets:		
Allowance for loan losses	$ 424,603	$ 454,711
Split dollar life insurance	8,960	10,127
Nonqualified deferred compensation	362,585	351,150
Securities impairment	83,292	55,567
Core deposit amortization	198,679	165,566
State historic tax credits	322,179	54,055
Securities available for sale	363,779	14,678
Other	1,812	2,602
Total Assets	$ 1,765,889	$ 1,108,456
Deferred Tax Liabilities:		
Unearned low income housing credits	$ 766,677	$ 737,049
Depreciation	130,089	174,995
Pension	306,899	249,390
Goodwill tax amortization	419,729	358,305
Other	68,817	127,549
Total Liabilities	1,692,211	1,647,288
Deferred Tax Asset (Liability)	$ 73,678	$ (538,832)

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2007	2006	2005
Tax expense at federal statutory rates	$ 2,076,111	$ 2,194,500	$ 2,253,047
Increases (decreases) in taxes resulting from:			
State income taxes, net	(55,130)	4,160	(59,430)
Partially exempt income	(135,259)	(107,325)	(82,519)
Tax-exempt income	(159,916)	(131,115)	(155,108)
Goodwill amortization			(61,424)
Prior year LIH credits	(51,735)		
Other	(20,947)	(35,147)	(48,309)
Total Income Tax Expense	$ 1,653,124	$ 1,925,073	$ 1,846,257

NOTE 12 EMPLOYEE BENEFITS:

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets for 2007, 2006 and 2005:

	2007	2006	2005
Change in Benefit Obligation:			
Benefit obligation, beginning	$ 3,975,983	$ 3,652,332	$ 2,986,756
Service cost	316,786	303,244	246,932
Interest cost	237,892	209,622	178,801
Actuarial gain (loss)	(333,377)	(34,421)	253,511
Benefits paid	(86,096)	(154,794)	(13,668)
Benefit obligation, ending	$ 4,111,188	$ 3,975,983	$ 3,652,332
Change in Plan Assets:			
Fair value of plan assets, beginning	3,236,937	2,955,622	2,337,755
Actual return on plan assets	421,594	243,321	320,373
Employer contribution	500,000	192,788	311,162
Benefits paid	(86,096)	(154,794)	(13,668)
Fair value of plan assets, ending	$ 4,072,435	$ 3,236,937	$ 2,955,622
Funded status at the end of the year	$ (38,753)	$ (739,046)	$ (696,710)
Amount recognized in the Balance Sheet:			
Accrued prepaid benefit cost	$ 402,643	$ 233,500	$ 360,300
Unfunded pension benefit obligation under SFAS 158	(441,396)	(972,546)	
Amount recognized in other liabilities	$ (38,753)	$ (739,046)	$ 360,300
Amount recognized in accumulated other comprehensive income:			
Net Gain/(Loss)	$ (599,706)	$ (1,126,001)	$
Prior service cost	158,310	163,610	
Net obligation at transition		(10,155)	
Amount recognized	(441,396)	(972,546)	
Deferred Taxes	150,075	330,666	
Amount recognized in accumulated comprehensive income	$ (291,321)	$ (641,880)	$
(Accrued) Prepaid benefit detail:			
Benefit obligation	$ (4,111,188)	$ (3,975,983)	$ (3,652,332)
Fair value of assets	4,072,435	3,236,937	2,955,622
Unrecognized net actuarial loss	599,706	1,126,001	1,205,607
Unrecognized transition obligation		10,155	20,313
Unrecognized prior service cost	(158,310)	(163,610)	(168,910)
Prepaid (accrued) benefits	$ 402,643	$ 233,500	$ 360,300
Components of net periodic benefit cost:			
Service cost	$ 316,786	$ 303,244	$ 246,932
Interest cost	237,892	209,622	178,801
Expected return on plan assets	(274,201)	(250,659)	(198,140)
Amortization of prior service cost	(5,300)	(5,300)	(5,300)
Amortization of transition obligation	10,155	10,158	10,158
Recognized net actuarial (gain) loss	45,525	52,523	48,478
Net periodic benefit cost	$ 330,857	$ 319,588	$ 280,929

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

	2007	2006	2005
Additional disclosure information:			
Accumulated benefit obligation	$ 2,575,783	$ 2,404,971	$ 2,287,426
Vested benefit obligation	$ 2,497,484	$ 2,275,408	$ 2,191,544
Discount rate used for net pension cost	6.00%	5.75%	6.00%
Discount rate used for disclosure	6.25%	6.00%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%
Average remaining service (years)	16	17	18

Funding Policy

It is the Bank's policy to normally contribute the maximum tax-deductible amount each year as determined by the plan administrator. Based on current information, the 2008 contribution is $500,000 and pension cost for 2008 will be approximately $208,000.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and the plan actuary, and with concurrence from their auditor. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The following table provides the pension plan's asset allocation as of December 31:

	2007	2006
Mutual funds - equity	60%	56%
Mutual funds –fixed income	35%	30%
Cash and equivalents	5%	14%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equity. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

Estimated Future Benefit Payments

2008	$ 23,830
2009	27,831
2010	66,925
2011	66,796
2012	83,546
2013-2015	749,587
	$ 1,018,515

Employee Stock Ownership Plan (ESOP)

The Company sponsors an ESOP which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $250,000 in 2007, $260,750 in 2006, and $233,850 in 2005 to the Plan and charged this expense to operations.

401K Plan

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 20 percent of their salary on a pretax basis, subject to certain IRS limits. The Company matches fifty percent (up to six percent of the employee's salary) of employee contributions. Vesting in the contributions made by the bank is 20% after two years of service and increases by 20% for each of the next four years of service. Contributions under the plan amounted to $108,717, $98,626 and $81,618 in 2007, 2006 and 2005, respectively.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for several of its key employee's and directors. The Company may make annual contributions to the plan, and the employee or director has the option to defer a portion of their salary or bonus based on qualifying annual elections. Company contributions to the plan totaled $50,000, $55,874 and $54,565 in 2006, 2005 and 2004, respectively.

NOTE 13 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $9,075,060 and $4,679,643 at December 31, 2007 and 2006, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector, specifically the poultry industry for which loans outstanding total $16,496,000. Other identified loan concentration areas greater than 25% of capital include motel properties, churches and construction/development. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 80% of the loan portfolio is secured by real estate.

NOTE 14 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2007	2006
Commitments to loan money	$81,656,366	$63,884,669
Standby letters of credit	2,508,906	1,749,870

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower's ability to pay. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

The Bank leases three of its branch offices on long term lease arrangements of either five or ten years. As of December 31, 2007, the required lease payments for the next five years are as follows:

2008	$71,760
2009	$71,760
2010	$64,260
2011	$26,640
2012	$21,600

NOTE 15 ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Derivative Financial Instruments

The Company has stand alone derivative financial instruments in the form of forward option contracts. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet as derivative assets and derivative liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

NOTE 15 ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED):

Indexed Certificates of Deposit

During 2005, the Company began issuing to customers certificates of deposit with an interest rate that is derived from the rate of return on the stock of the companies that comprise The Wall Street Industrial Average. In order to manage the interest rate risk associated with this deposit product, the Company has purchased a series of forward option contracts. These contracts provide the Company with a rate of return commensurate with the return of The Wall Street Industrial Average from the time of the contract until maturity of the related certificate of deposit. These contracts are accounted for as fair value hedges. Because the certificates of deposit can be redeemed by the customer at anytime and this related forward options contracts can not be cancelled by the Company, the hedge is not considered effective.

At December 31, the information pertaining to the forward option contracts is as follows:

	2007	2006
Notional amount	$ 552,778	$ 498,600
Fair market value of contracts	$ 123,160	$ 102,022

NOTE 16 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2007	2006
Total loans, beginning of year	$ 5,927,559	$ 3,806,275
New loans	2,524,562	3,018,720
Repayments	(1,034,720)	(897,436)
Total loans, end of year	$ 7,417,401	$ 5,927,559

NOTE 17 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2008, approximately $2,211,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $2,516,000 in 2007, $3,019,000 in 2006 and $2,000,000 in 2005.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures about the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value. Estimated fair value and the carrying value of financial instruments at December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 8,706	$ 8,706	$ 6,247	$ 6,247
Interest bearing deposits	3,133	3,132	2,004	2,005
Federal funds sold				
Securities available for sale	30,214	30,214	30,765	30,765
Securities held to maturity	109	109	110	110
Other investments	6,291	6,291	6,498	6,498
Loans	302,570	317,180	285,112	309,461
Loan held for sale				
Bank owned life insurance	6,005	6,005	5,958	5,958
Accrued interest receivable	1,932	1,932	1,877	1,877
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	49,755	49,755	45,291	45,291
Interest bearing	55,589	55,589	47,871	47,871
Savings deposits	28,214	28,214	32,351	32,351
Time deposits	165,243	165,002	163,241	164,010
Accrued liabilities	6,545	6,545	7,332	7,332
Short-term debt	12,736	12,743	11,712	11,717
Long-term debt	29,714	29,714	27,264	29,247

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments entered into during the month of December of each year.

NOTE 19 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 19 REGULATORY MATTERS (CONTINUED):

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2007, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Federal Reserve Bank Report of Examination (which was as of May 10, 2006), the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital ratios are presented in the following table:

	Actual December 31, 2007		Actual December 31, 2006		Regulatory Requirements	
	$	%	$	%	Adequately Capitalized	Well Capitalized
Total risk-based ratio						
Consolidated	$ 37,553	13.25%	$ 36,777	13.42%	8.00%	none
Bank only	28,511	10.25%	27,091	10.32%	8.00%	10.00%
Tier I risk-based ratio						
Consolidated	35,850	12.65%	34,986	12.76%	4.00%	none
Bank only	26,829	9.83%	25,321	9.64%	4.00%	6.00%
Total assets leverage ratio						
Consolidated	35,850	9.34%	34,986	9.48%	3.00%	none
Bank only	26,829	7.26%	25,321	7.13%	3.00%	5.00%

NOTE 20 INTANGIBLES:

Core deposit intangible costs recognized from the acquisition of the Woodstock and Edinburg branches are being amortized using the straight-line method over a ten-year period. The core deposit intangibles and goodwill totaled $5,472,153 at the acquisition date. Amortization expense for the years ending December 31, 2007, 2006 and 2005 was $276,000 in each year.

NOTE 21 INVESTMENT IN LIFE INSURANCE CONTRACTS

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. To help offset escalating benefit costs and to attract and retain qualified employees, the Bank purchased Bank Owned Life Insurance (BOLI) contracts that will provide benefits to employees during their lifetime. Dividends received on these policies are tax-deferred and the death benefits under the policies are tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term investments which the Bank might make.

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 57,227	$ 634,587
Investment in subsidiaries	33,855,237	32,082,585
Securities available for sale	5,123,282	6,054,199
Limited partnership investments	3,613,515	3,835,556
Due from subsidiaries	71,970	113,450
Loans receivable	1,089,167	
Other Assets	264,475	137,795
Total Assets	$44,074,873	$42,858,172
LIABILITIES		
Notes payable	$	$ 461,538
Line of credit	1,737,000	
Accrued interest payable	8,048	3,078
Other liabilities	119,206	6,961
Dividends payable	520,406	498,707
Demand obligations for low income housing investment	2,498,896	3,028,068
Deferred income taxes	26,636	754,976
Total Liabilities	4,910,192	4,753,328
STOCKHOLDERS' EQUITY		
Common stock par value $5 per share, 3,000,000 shares authorized, 2,343,890 and 2,374,193 shares issued and outstanding for 2007 and 2006, respectively	11,719,450	11,870,965
Capital surplus		
Retained earnings	28,409,273	26,794,238
Accumulated other comprehensive income (loss)	(964,042)	(560,359)
Total Stockholders' Equity	39,164,681	38,104,844
Total Liabilities and Stockholders' Equity	$44,074,873	$42,858,172

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Net Income and Retained Earnings

	Years Ended December 31, 2007	2006	2005
INCOME			
Dividends from affiliate	$ 2,516,000	$ 3,019,000	$ 2,000,000
Investment income	13,407	11,804	6,842
Dividend income	310,919	282,027	285,127
Interest Income	40,031		
Security gains (losses)	62,446	160,996	121,669
Net limited partnership income	226,889	51,756	185,906
Total Income	3,169,692	3,525,583	2,599,544
EXPENSES			
Interest expense	80,476	70,225	87,217
Administrative expenses	171,001	143,058	135,447
Total Expenses	251,477	213,283	222,664
Net income before income tax expense (benefit) and undistributed subsidiary net income	2,918,215	3,312,300	2,376,880
INCOME TAX EXPENSE (BENEFIT)	(74,560)	22,682	(19,580)
Income before undistributed subsidiary net income	2,992,775	3,289,618	2,396,460
Undistributed subsidiary net income	1,460,311	1,239,722	2,383,893
NET INCOME	4,453,086	4,529,340	4,780,353
Retained earnings, beginning of year	26,794,238	25,135,731	22,273,119
Goodwill tax amortization adjustment		(296,881)	
Stock repurchase	(807,487)	(620,822)	(39,641)
Dividends on common stock	(2,030,564)	(1,953,130)	(1,878,100)
Retained Earnings, End of Year	$28,409,273	$26,794,238	$25,135,731

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Cash Flows

	Years Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,453,086	$ 4,529,340	$ 4,780,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(1,460,311)	(1,239,722)	(2,383,893)
Gain (Loss) on sale of securities	(62,446)	(160,996)	(121,669)
Deferred tax (benefit) expense	(389,105)	(104,808)	116,537
Decrease (increase) in interest receivable			
Decrease (increase) in due from subsidiary		178,883	49,379
Increase (decrease) in due to subsidiary			
Increase (decrease) in other liabilities	39,396	(190,111)	(140,998)
Net change in deferred tax credits	29,628	(51,182)	(58,000)
Amortization of tax Goodwill		296,881	
Amortization of limited partnership investments	722,041	381,532	321,109
Securities amortization		4,277	17,109
Net Cash Provided by Operating Activities	3,332,289	3,644,094	2,579,927
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in loans receivable	(1,089,167)		-
Proceeds from sales of securities available for sale	2,172,408	2,340,220	1,838,866
Purchase of securities available for sale	(2,763,932)	(2,005,072)	(2,499,763)
Net Cash Provided by (Used in) Investing Activities	(1,680,691)	335,148	(660,897)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds of long-term debt	2,826,500	499,500	750,000
Payments on long-term debt	(2,080,210)	(1,181,253)	(1,673,077)
Payments to repurchase common stock	(968,554)	(1,065,596)	(316,014)
Proceeds from issuance of common stock	9,552	275,500	72,500
Dividends paid in cash	(2,016,246)	(1,932,696)	(1,856,814)
Net Cash Used in Financing Activities	(2,228,958)	(3,404,545)	(3,023,405)
Net Increase in Cash and Cash Equivalents	(577,360)	574,697	(1,104,375)
Cash and Cash Equivalents, Beginning of Year	634,587	59,890	1,164,265
Cash and Cash Equivalents, End of Year	$ 57,227	$ 634,587	$ 59,890

ElliottDavis
Accountants and Business Advisors

104 Cranberry Road
Post Office Box 760
Galax, VA 24333

Phone 276.238.1800
Fax 276.238.1801

Report of Independent Registered Public Accounting Firm

To the Board of Directors
F & M Bank Corp. and Subsidiaries
Timberville, Virginia

We have audited the accompanying consolidated balance sheet of F & M Bank Corp. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, retained earnings and cash flows each of three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and Subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the financial statements, retained earnings as of January 1, 2006 have been adjusted to reflect the adoption of SEC Staff Accounting Bulletin No. 108.

We were not engaged to examine management's assertion about the effectiveness of F & M Bank Corp.'s internal control over financial reporting as of December 31, 2007 included in their 2007 Form 10-K and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Galax, Virginia
March 24, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On January 20, 2005, F & M Bank Corp. ("F&M" or the "Registrant") terminated the engagement of S. B. Hoover & Company, LLP ("SBH") as its independent auditor in order to engage SBH, which has audited the Registrant's financial statements since January 1, 1984, to perform the Registrant's internal audit function and assist the Registrant in preparing for compliance with the management report on internal control required by the Sarbanes-Oxley Act of 2002. This action was recommended and approved by the Audit Committee of the Registrant's Board of Directors.

On February 17, 2005, F & M Bank Corp. ("Registrant") engaged Larrowe & Company, P.L.C. ("Larrowe") as the Registrant's independent auditor for the year ending December 31, 2006. This change in auditors was recommended and approved by the Audit Committee of the Registrant's Board of Directors.

On November 17, 2006, the Audit Committee of the Board of Directors of F & M Bank Corp. (the "Company") was notified by the Company's independent accountants, Larrowe & Company, PLC ("Larrowe"), that it had merged with the firm of Elliott Davis, LLC, effective on that date, and that it would no longer operate or provide audit services as a separate entity. At a meeting held on November 17, 2006, the Company's Audit Committee approved the engagement of Elliott Davis, LLC, the successor firm in the merger, to serve as the Company's independent accountants for the fiscal year ending December 31, 2007.

Item 9A -Controls and Procedures

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's report on internal control over financial reporting and the audit report of the Registered Public Accounting Firm for the year ended December 31, 2007 are included in Item 8 of the annual report on Form 10-K.

Management's Report on Internal Control over Financial Reporting. Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment using these criteria, management concluded that the internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. – Other Information

None.

PART III

Item 10. - Directors and Executive Officers of the Registrant

Information regarding directors, executive officers and the audit committee financial expert is incorporated by reference from the Company's definitive proxy statement for the Company's 2008 Annual Meeting of Shareholders to be held May 10, 2008 ("Proxy Statement"), under the captions "Election of Directors," "Board of Directors and Committees," and "Executive Officers."

Information on Section 16(a) beneficial ownership reporting compliance for the directors and executive officers of the Company is incorporated by reference from the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company has adopted a broad based code of ethics for all employees and directors. The Company has also adopted a code of ethics tailored to senior officers who have financial responsibilities. A copy of the codes may be obtained without charge by request from the corporate secretary.

Item 11. - Executive Compensation

This information is incorporated by reference from the Proxy Statement under the caption "Executive Compensation."

Item 12. - Security Ownership of Certain Beneficial Owners and Management

This information is incorporated by reference from the Proxy Statement under the caption "Ownership of Company Common Stock" and "Executive Compensation" and from Item 5 of this 10-K.

Item 13. - Certain Relationships and Related Transactions

This information is incorporated by reference from the Proxy Statement under the caption "Interest of Directors and Officers in Certain Transactions."

Item 14. – Principal Accounting Fees and Services

This information is incorporated by reference from the Proxy Statement under the caption "Principal Accounting Fees."

Item 15 – Exhibits and Financial Statement Schedules

The following financial statements are filed as a part of this report:

(a)(1) Financial Statements

The following consolidated financial statements and reports of independent auditors of the Company are in Part II, Item 8 on pages 29 thru 53:

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as a part of this form 10-K and this list includes the Exhibit index:

Exhibit No.

3.1	Restated Articles of Incorporation of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-Q filed August 13, 2007.
3.2	Amended and Restated Bylaws of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
21.0	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853 or our website at www.farmersandmerchants.biz.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Dean W. Withers
Dean W. Withers
Director, President and Chief Executive Officer

March 24, 2008
Date

By: /s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President and Chief Financial Officer

March 24, 2008
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
Thomas L. Cline	Director	March 24, 2008
John N. Crist	Director	March 24, 2008
Julian D. Fisher	Director, Chairman	March 24, 2008
Ellen R. Fitzwater	Director	March 24, 2008
Daniel J. Harshman	Director	March 24, 2008
Richard S. Myers	Director	March 24, 2008
Michael W. Pugh	Director	March 24, 2008
Ronald E. Wampler	Director	March 24, 2008

Exhibit 21 - List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
TEB Life Insurance Company (incorporated in Arizona)
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank

Exhibit 31.1

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Dean W. Withers, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 24, 2007

/s/ Dean W. Withers

Dean W. Withers
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 24, 2008

/s/ Neil W. Hayslett

Neil W. Hayslett
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of F & M Bank Corp. (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Dean W. Withers

Dean W. Withers

President & Chief Executive Officer

/s/ Neil W. Hayslett

Neil W. Hayslett

Executive Vice President & Chief Financial Officer

March 24, 2008

1908-2008

BRIDGEWATER
100 Plaza Drive
828-6300

BROADWAY
126 North Timber Way
896-7071

EDINBURG
120 South Main Street
984-4128

ELKTON
127 West Rockingham Street
298-1251

HARRISONBURG
CROSSROADS
80 Cross Keys Road
433-7575

HARRISONBURG
PORT ROAD
1085 Port Republic Road
433-0112

LURAY
700 East Main Street
743-1130

TIMBERVILLE
205 South Main Street
896-8941

WOODSTOCK
161 South Main Street
459-3707

END